Exhibit 99.1

RICHMONT MINES INC.
ANNUAL INFORMATION FORM

2012

March 26, 2013

RIC: TSX-NYSE MKT

www.richmont-mines.com

TABLE OF CONTENTS

TERMINOLOGY	6
DEFINITIONS	6
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	8
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES, CIVIL
LIABILITIES AND JUDGMENTS	10

I.	INCORPORATION	11
II.	GENERAL DEVELOPMENT OF THE BUSINESS	11

A.	General	11
B.	Three-Year History	11
C.	2013 Trends	14
D.	Risk Factors	15

III.	NARRATIVE DESCRIPTION OF THE BUSINESS	26

A.	Quebec Division	26

1.	Beaufor Mine, Val-d’Or, Quebec, Canada	26

1.1.	Location and Property Description	26
1.2.	Description of Mining Rights	26
1.3.	Ownership of Mining Rights	27
1.4.	Mining Royalties	27
1.5.	Environmental Obligations and Permits	28
1.6.	Infrastructure	28
1.7.	Location of Mineralized Zones	28
1.8.	Accessibility	29
1.9.	Climate	29
1.10.	Local Resources and Infrastructure	29
1.11.	Physiography	29
1.12.	Exploration History	30
1.13.	Geological Setting	30
1.14.	2012 Results	31
1.15.	Mineral Reserve and Mineral Resource Estimates	33
1.16.	Mining Operations and Metallurgy	37

2.	Francoeur Mine, Rouyn-Noranda, Quebec, Canada	38

2.1.	Location and Property Description	38
2.2.	Description of Mining Rights	38
2.3.	Ownership of Mining Rights	39
2.4.	Mining Royalties	39
2.5.	Environmental Obligations and Permits	39
2.6.	Infrastructure	39
2.7.	Location of Mineralized Zones	40
2.8.	Accessibility	40
2.9.	Climate	40
2.10.	Local Resources	40
2.11.	Physiogeography	40
2.12.	Exploration History	40
2.13.	Geological Setting	43

		2.14.	Mineral Reserve and Mineral Resource Estimates	47
		2.15.	Mining Operations and Metallurgy	49
B.	Ontario Division			50
	1.	Island Gold Mine, Dubreuilville, Ontario, Canada		50
		1.1.	Location and Property Description	50
		1.2.	Description of Mining Rights	50
		1.3.	Summary of Agreements	51
		1.4.	Ownership of Mining Rights	51
		1.5.	Mining Royalties	51
		1.6.	Environmental Obligations and Permits	52
		1.7.	Infrastructure	52
		1.8.	Location of Mineralized Zones	52
		1.9.	Accessibility	52
		1.10.	Climate	52
		1.11.	Local Resources and Infrastructure	53
		1.12.	Physiography	53
		1.13.	Exploration History	53
		1.14.	Geological Setting	55
		1.15.	2012 Results	56
		1.16.	Mineral Reserve and Mineral Resource Estimates	59
		1.17.	Mining Operations and Metallurgy	64
C.	Exploration Projects and Other Properties			64
	1.	General		64
	2.	Wasamac, Rouyn-Noranda, Quebec, Canada		65
		2.1.	Location and Property Description	65
		2.2.	Description of Mining Rights	65
		2.3.	Ownership of Mining Rights	65
		2.4.	Mining Royalties	65
		2.5.	Environmental Obligations and Permits	66
		2.6.	Infrastructure	66
		2.7.	Location of Mineralized Zones	66
		2.8.	Accessibility	66
		2.9.	Climate	66
		2.10.	Local Resources and Infrastructure	66
		2.11.	Physiography	67
		2.12.	Exploration History	67
		2.13.	Geological Setting	69
		2.14.	Drilling	71
		2.15.	Mineral Resource Estimates	77
	3.	Monique, Val-d’Or, Quebec, Canada		80
		3.1.	Location and Property Description	80
		3.2.	Environmental Obligations and Permits	80
		3.3.	Work completed in 2012	80
D.	Regulation 43-101 – Standards of Disclosure of Mineral Projects			83
E.	Other Aspects of the Business			83
	1.	Camflo Mill Inc.		83
	2.	Environmental Obligations and Permits		83

		3.	Gold Marketing and Sales		84
		4.	Environment		84
			4.1.	Quebec & Ontario	85
		5.	Employees		85
IV.	CONSOLIDATED FINANCIAL INFORMATION				86
	A.	For the Last Three Fiscal Years			86
	B.	Dividend Policy			86
V.	CAPITAL STRUCTURE				87
VI.	MARKET FOR SECURITIES				88
VII.	DIRECTORS AND OFFICERS				89
VIII.	AUDIT COMMITTEE				91
	A.	Audit Committee’s Charter			91
	B.	Composition of the Audit Committee			91
		1.	Relevant Education and Experience		91
		2.	Reliance on Certain Exemptions		91
		3.	Audit Committee Oversight		91
		4.	Pre-Approval Policies and Procedures		91
		5.	External Auditor Service Fees		92
			5.1.	Audit Fees	92
			5.2.	Audit-Related Fees	92
			5.3.	Taxation Fees	92
			5.4.	All Other Fees	92
IX.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS				93
X.	REGISTRAR AND TRANSFER AGENT				93
XI.	MATERIAL CONTRACTS				93
XII.	EXPERTS’ INTERESTS				94
XIII.	ADDITIONAL INFORMATION				94
SCHEDULE A					95

TERMINOLOGY

Unless otherwise specified, all units of measurement used in this report are expressed according to the metric system. The most commonly used conversion factors and their respective abbreviations are shown below:

1 troy ounce (oz) = 31.1035 grams (g)
1 metric tonne (t) = 1.1023 short ton (st)
1 metre (m) = 3.28 feet

Au: gold
g/t: gram per metric tonne
ha: hectare
NSR: Net Smelter Return
t/d: metric tonnes per day
cm: centimetre
mm: millimetre
kg: kilogram
g: gram
t/m3: metric tonnes per cubic metre
km: kilometre
NPI: Net profit interest

DEFINITIONS

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing geological confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural solid inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with sufficient confidence to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of sufficient confidence to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Annual Information Form may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference herein and include, but are not limited to, statements with respect to:

  the future price of gold;

  the estimation of Mineral Reserves and Resources;

  the realization of mineral estimates;

  the timing and amount of estimated future production;

  costs of production;

  capital expenditures;

  costs and timing of the development of new deposits;

  exploration activities;

  permitting time lines;

  currency fluctuations;

  requirements for additional capital;

  use of proceeds;

  government regulation of mining operations;

  environmental risks;

  unanticipated reclamation expenses;

  availability of qualified workforce;

  title disputes or claims; and

  limitations on insurance coverage and timing and possible outcome of pending litigation.

Actual results may therefore vary materially from the expectations expressed by the Corporation and depend on a number of factors. The factors include, but are not limited to:

  integration of acquisitions;

  risks related to joint venture operations;

  actual results of current exploration activities;

  actual results of current rehabilitation activities;

  conclusions of economic evaluations;

  changes in project parameters as plans continue to be refined;

  possible variations in ore grade or recovery rates;

  failure of plant, equipment or process to operate as anticipated;

  accidents, labor disputes and other risks of the mining industry;

  delays in obtaining governmental approvals or financing or in the completion of development or construction activities;

  risks related to governmental regulations, including environmental regulations;

  fluctuations in commodity prices;

  currency fluctuations;

  litigation risks and the inherent uncertainty of litigation costs; and

  risks pertaining to any fixed-price gold forward sales hedge program the Corporation may undertake.

The information contained in this Annual Information Form, including the information set forth under the heading “Risk Factors”, identifies additional factors that could affect the operations, results and performance of Richmont Mines Inc. We urge you to carefully consider these factors.

Readers are cautioned that the foregoing list of factors is not exhaustive and it is recommended that readers consult the more complete discussion of risks and uncertainties facing the Corporation included in this Annual Information Form. See “Risk Factors”. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES, CIVIL LIABILITIES AND JUDGMENTS

Resource Estimates

The Resource estimates in this Annual Information Form were prepared in accordance with Regulation 43-101 – Standards of Disclosure for Mineral Projects (“Regulation 43-101”) adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Annual information Form, we use the terms “Measured”, “Indicated” and “Inferred” Resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “Reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “Reserves”. Further, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation’s directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation’s assets and substantially all the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation’s Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Corporation cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This Annual Information Form is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promulgated by the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from the Corporation (free of charge) or from the SEC’s web site at http://sec.gov/edgar.shtml under the Corporation’s profile.

I. INCORPORATION

Richmont Mines Inc. (“Richmont Mines”, “Richmont” or the “Corporation”) was incorporated pursuant to Part IA of the Companies Act (Quebec) (the “Companies Act”), on February 12, 1981, under the corporate name of Ressources Minières Rouyn Inc. (“RMR”). By certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, the Corporation’s articles were amended to change its corporate name to Richmont Mines Inc., now governed by the Business Corporations Act (Quebec). The head office, principal place of business of the Corporation and registered office, is located at 161 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6. Richmont Mines Inc. also has an office in Montreal, located at 1501 McGill College, Suite 2920, Montreal, Quebec H3A 3M8. Five officers work at the Montreal office, the Executive Chairman, the President and Chief Executive Officer, the Executive Vice-President and Chief Operating Officer, the Executive Vice President and Chief Financial Officer and the Investor Relations Manager. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange and the NYSE MKT under the symbol “RIC”.

Richmont Mines holds all of the shares of Camflo Mill Inc., a corporation incorporated under the Canada Business Corporations Act, all of the shares of Patricia Mining Corporation (“Patricia Mining”), a corporation continued under the Ontario Business Corporation Act and all of the shares of Louvem Mines Inc. (“Louvem”), a corporation incorporated under the Companies Act (Quebec) now governed by the Business Corporations Act (Quebec).

II. GENERAL DEVELOPMENT OF THE BUSINESS

A.	General

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Corporation began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

B.	Three-Year History

Richmont currently operates two gold mines, two of its three material properties, (the Beaufor Mine in Quebec and the Island Gold Mine in Ontario).

On April 27, 2009, the Corporation announced it began dewatering the past-producing underground mine at its Francoeur property, located 25 km west of Rouyn-Noranda, Quebec. In addition to dewatering the mine, which reaches a depth of approximately 820 metres, the Corporation also re-commissioned the existing hoist and upgraded the related infrastructure. This work was completed during the second quarter of 2010. On May 19, 2010, the Corporation filed an amended Technical Report for the Francoeur Gold Project on SEDAR (www.sedar.com), with estimated Probable Reserves of 615,664 tonnes grading 6.91 g/t Au which could support production of approximately 136,000 ounces of gold (before recovery) over an initial 4-year period. Underground development and definition drilling were completed during 2010 and 2011, and 13,077 tonnes of low-grade development ore were processed during the last two quarters of 2011.

On July 3, 2012, the Corporation announced revised Reserve and Resource estimates for Proven and Probable reserves of 504,687 tonnes grading 4.78 g/t Au for 77,580 ounces of gold compared to the previous estimated 615,664 tonnes grading 6.91 g/t Au, for 136,000 ounces of gold.

Commercial production at the Francoeur Mine started on August 1st, 2012. On November 29, 2012, the Corporation announced the immediate closure of the Francoeur Mine due to high operating costs, management’s inability to foresee marked improvements in the future, low grades, difficult mining conditions and a tight labour pool for experienced miners. The closing process was estimated to take approximately 4 months. Commercial production ceased on November 30, 2012.

On June 17, 2010, Richmont Mines completed an overnight marketed public offering of 3,300,000 common shares (the “Common Shares”) at a price of CAN$5.00 per Common Share for aggregate gross proceeds of CAN$16.5 million. The 3,300,000 Common Shares issued by Richmont Mines included 300,000 Common Shares issued upon the exercise in part by the underwriters of an over-allotment option. The net proceeds of the offering was used for development work at Richmont Mines’ projects, primarily the Francoeur Mine and for general corporate purposes. The Common Shares offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws.

On June 30, 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem Mines Inc. (“Louvem”) not already owned by Richmont Mines. Louvem and 9222-0383 Quebec Inc., a wholly-owned amalgamated subsidiary, and the shareholders of Louvem received one share of Richmont Mines for each 5.4 shares of Louvem held by them. The Amalgamation constituted a “business combination” within the meaning of Multilateral Instrument 61-101.

On December 21, 2010, the Corporation signed an option agreement with SOQUEM Inc. (“SOQUEM”) to acquire the remaining 19% interest of the Monique property. Under the terms of the option agreement, Richmont Mines paid an amount of CAN$350,000 upon signing the Agreement, and undertook to complete exploration work in the amount of CAN$400,000 on or before February 28, 2011, in order to acquire the residual 19% interest of the Monique property. With all conditions met, Richmont Mines now owns a 100% interest in the Monique property. During 2011, Richmont completed over 8,100 metres of exploration drilling on the G and J zones of the Monique project, with the objective of evaluating the potential for a small open pit operation on the property. In late December 2011, the Corporation announced Indicated open pit estimated resources of 728,164 tonnes grading 2.35 g/t Au for 55,112 ounces of gold and a Regulation 43-101 report on the Monique property resource estimate was filed on SEDAR on February 3, 2012. Richmont Mines submitted the required documentation for the permitting of an open pit operation in November 2011, and also began a 1,700 metre surface drilling program in early December 2011.

On January 9, 2013, the Corporation announced that it had received the required mining permits for its 100%-owned Monique Gold Project. The Corporation has begun overburden removal with a view to extracting a 5,000 tonnes bulk sample in 2013.

A 20,000 metre drilling program was completed on the Wasamac property in 2010. On February 17, 2011, the Corporation announced a significant increase in the estimated resource base for its property. In May 2011, Richmont entered into an option agreement with Globex Mining Enterprises Inc. (Globex) to acquire a 100% interest in 5 claims adjacent to the Corporation’s Wasamac property. The option agreement gave Richmont the ability to explore the eastern extension of its Wasamac property. Complete details can be found in the May 9, 2011 press release entitled “Richmont Mines signs option agreement with Globex; Expands Wasamac exploration package.” Following the completion of the 2011 extensive drilling program of over 50,000 metres on Wasamac, Richmont announced an updated resource estimate for the property in December 2011 which showed a 35% increase of Measured and Indicated resources and a 111% increase of Inferred resources. In addition, a Regulation 43-101 report was filed on SEDAR on January 27, 2012. In March 2012, Richmont announced the results from a Preliminary Economic Assessment for Wasamac and the Corporation’s Board of Directors approved a CAN$15 million advanced exploration budget for 2012.

Richmont spent CAN$9.5 million on the Wasamac gold property and the adjacent Globex optioned land package in 2012, compared to CAN$6.6 million in 2011 and CAN$1.7 million in 2010. The increase reflects that a 50,000 metre drilling program was completed on the Wasamac gold property following a significant increase in the asset’s estimated resource base at the end of 2010 to over one million ounces of gold, and after favourable drill results from this exploration program were achieved early in 2011. The higher exploration expenses similarly reflect that advanced technical work and economic optimization analyses were being completed on the property. Following 2012 drilling results, measured and indicated resources are now estimated at 15.2 million tonnes at a grade of 2.86 g/t for 1.4 million ounces of gold and inferred resources are estimated at 18.8 million tonnes at a grade of 2.66 g/t for 1.6 million ounces of gold. In November 2012, Richmont announced that scheduled technical work and permitting efforts would continue as planned in 2013 at Wasamac, however, no additional exploration and development activities would be undertaken on the asset. This decision was made following several months of project optimization studies, from which Richmont concluded that alternative scenarios did not currently offer a meaningful economic improvement in the current gold price environment, over the initial Preliminary Economic Assessment outlined in the Corporation’s March 28, 2012 press release. The project remains an important asset for the Corporation given its location, size and potential leverage to the gold price, and it will be re-evaluated in the event economic parameters change in the project’s favour or in the event further geological information on the project comes to light. As a result of this decision and following no significant exploration drilling results, the Corporation terminated its option agreement with Globex.

In October 2011, Richmont completed a private placement of 980,500 common shares at CAN$10.50 per share with the Fonds de solidarité FTQ and the Fonds régional de solidarité Abitibi-Témiscamingue, s.e.c. (collectively, the “Subscribers”), for a total cash consideration of CAN$10.3 million. In addition, the private placement entitled the Subscribers to 245,125 warrants to purchase additional Richmont common shares at an exercise price of CAN$13.00 per common share until December 31, 2012. Net proceeds were used to fund advance exploration work at the Wasamac gold property. Please see the October 31, 2011 press release entitled “Richmont Mines Inc. completes CAN$10.3 million private placement” for full details.

On February 27, 2012, the Corporation announced the resignation of Mr. Martin Rivard, its President and Chief Executive Officer. Mr. Martin Rivard officially left Richmont Mines on May 31, 2012. On May 10, 2012, the Corporation subsequently announced the appointment of Mr. Paul Carmel as its new President and Chief Executive Officer, effective May 22, 2012. It was also announced at this time, that Mr. Christian Pichette was appointed to the position of Executive Vice-President and Chief Operating Officer. Mr. Pichette has worked for Richmont since September 12, 2005, and previously held the position of Vice-President, Operations.

On April 12, 2012, the Corporation announced the appointment of Mr. Ebe Scherkus as a member of the Board of Directors. Please see the April 12, 2012 press release entitled “Gold industry veteran Ebe Scherkus to join the Richmont Mines Board of Directors” for full details.

On November 26, 2012, the Corporation announced the appointment of Mr. Pierre Rougeau to the position of Executive Vice-President and Chief Financial Officer, effective December 3, 2012. Please see the November 26, 2012 press release entitled “Richmont Mines announces the appointment of Mr. Pierre Rougeau as Chief Financial Officer” for full details.

On February 1st, 2012, Richmont Mines completed a CAN$10 million private placement with Mr. Bob Buchan and two members of his immediate family in the form of convertible debentures. The debentures had a 5 year maturity, a 7.6% annual interest rate, and were convertible into Richmont common shares at a conversion price of CAN$12.17 per share at the option of the holders at any time following the date of issuance. Mr. Buchan was appointed as Vice-Chairman of Richmont's Board of Directors on January 11, 2012.

On September 24, 2012, Richmont Mines announced the immediate retirement of the CAN$10 million debentures held by Mr. Bob Buchan and two members of his immediate family. Mr. Buchan subsequently left Richmont’s Board of Directors.

On September 26, 2012, the Corporation announced the completion of a CAN$26 million private placement with four institutional funds. The Corporation issued 5.97 million shares at CAN$4.35 per share. Please see the September 26, 2012 press release entitled “Richmont Mines Inc. closes CAN$26 million private placement” for full details.

On February 25, 2013, Richmont announced estimated preliminary Inferred resources of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces for the deep C Zone, located below the existing infrastructure and reserve and resource base of its Island Gold Mine. Believed to be an extension of the existing mine at depth, the C Zone is sub-vertical and occurs at approximately 450 metres to 1,000 metres below surface. The resource was drilled on a 50 m x 50 m pattern and consists of 55 drill hole intercepts, of which an estimated 60% contained visible gold. In conjunction with the resource estimate, the Corporation announced that it would invest $35 million on the Island Gold Deep project in 2013 to extend the existing ramp from its current depth of 450 metres below surface, and to commence work on the first segment of a vertical shaft which will be raise-bored from a depth of 450 metres to surface. An additional $10 million will be invested in the existing upper operations of the mine during the year.

On February 25, 2013, the Corporation announced the appointment of Mr. Daniel Adam as Vice-President, Exploration. Mr. Adam has worked for Richmont Mines since March 10, 2008 and has held various positions over the past 5 years.

C.	2013 Trends

The cost-effective development of its mining assets, both current and future, has always been at the heart of Richmont Mines’ success over the years, and remains a top priority for the Corporation. Richmont is committed to generating positive cash flows and delivering organic growth, all the while continuing to identify and evaluate potential strategic partnership and acquisition possibilities to expand its pipeline of projects, grow its reserve base and increase its future production profile.

Richmont Mines plans to complete more than 88,000 metres of exploration drilling and 26,500 metres of definition drilling during 2013. In addition, the Corporation plans to complete bulk sample programs at the Monique and W Zone projects and, in the event these programs are successful, to bring these projects into commercial production. At the Island Gold Mine, exploration drilling will be completed in an effort to increase the resource base of the property. 37,400 metres of exploration drilling is especially planned for the Island Gold Deep project. Plans for Island Gold Deep include extending the ramp from its current depth of 450 metres in order to accelerate and extend the resource base at depth and, upon permitting approval, beginning to raise bore the first 450 metre section of a vertical shaft.

D.	Risk Factors

The following risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation’s financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation’s financial performance or results of operations. If the market price of gold falls below the Corporation's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation’s evaluation of proven and probable reserves at its current mines was based on a market price of gold between CAN$1,200 and CAN$1,450 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation’s policy and practice is not to sell forward its future gold production; however, under the Corporation's price risk management policy, approved by the Corporation’s board of directors (the “Board”), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating by precious metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”).

(US$ per ounce)	2012	2011	2010	2009	2008	2007

High price	1,792	1,895	1,421	1,212	1,011	841
Low price	1,540	1,319	1,058	810	712	608
Average price	1,669	1,572	1,225	972	872	695

On March 26, 2013, the London P.M. Fix was US$1,598.00 per ounce of gold.

The Corporation’s operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2007 to January 1, 2013, the Noon Buying Rate fluctuated from a high of CAN$1.3000 per US$1.00 to a low of CAN$0.9170 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of byproduct metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation’s financial performance and results of operations.

If the Corporation experiences mining accidents or other adverse conditions, the Corporation’s mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Corporation.

The Corporation’s gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Corporation and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Corporation’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Corporation’s ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations, which may result in conflicts with, or possible delays to, existing mining operations.

Due to the nature of the Corporation’s mining operations, the Corporation may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Corporation’s insurance coverage may prove inadequate to satisfy future claims against the Corporation.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Corporation may become subject to liabilities which exceed policy limits. In these circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Corporation’s operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Corporation to incur costs that adversely affect the Corporation’s results of operations.

The Corporation’s mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws, regulations or taxes, amendments to current laws, regulations or taxes governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

All of the Corporation’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its mining operations. It is possible that the Corporation’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Corporation’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Corporation in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Corporation will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Corporation’s operations.

The Corporation operates in a number of jurisdictions in which regulatory requirements have been introduced or are being contemplated to monitor, report and/or reduce greenhouse gas emissions. Under the Copenhagen Accord, Canada has committed to reducing greenhouse gas emissions by 17%, relative to 2005 levels, by 2020, but this commitment is subject to future alignment with reduction targets in the United States. Canada is currently developing new regulatory requirements to address greenhouse gas emissions. Similarly, the Province of Quebec has passed legislation enabling the establishment of a greenhouse gas emissions registry, greenhouse gas reduction targets and a cap-and-trade system to achieve Quebec's commitment to reduce greenhouse gas emissions by 20%, relative to 1990 levels, by 2020. The Corporation's operations in Quebec use primarily hydroelectric power and as a consequence are not large producers of greenhouse gases.

Title to the Corporation’s properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100% or a third party holds a form of profit sharing interest, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations between the parties to that agreement.

The success of the Corporation is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Corporation’s mines and mine projects is dependent on the efforts of the Corporation’s employees and contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation’s business, results of operations and financial condition.

A first collective agreement for a three-year period ending December 31, 2006 was entered into with the employees of the Camflo Mill in May 2004. At the beginning of 2007, this agreement was renewed for another three-year period ending December 31, 2009, and was again renewed at the beginning of 2010 for another three-year period ending December 31, 2012. The Corporation is presently negotiating the renewal of the collective agreement that expired on December 31, 2012.

The Corporation is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. The Corporation's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Corporation faces significant competition for qualified personnel and the Corporation may not be able to attract and retain such personnel.

The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Corporation’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Corporation’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flows, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Corporation’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

The mining industry is highly competitive, and the Corporation may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Corporation is in competition with other mining corporations for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Corporation competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

The Corporation may not have insurance or its insurance coverage may prove inadequate to reimburse the Corporation for liabilities encountered from operations.

The Corporation carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Corporation believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptably premiums or may not continue to be adequate to cover the Corporation’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Corporation cannot insure or against which it has elected not to insure.

The Corporation may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation’s properties, including continuing exploration and development projects, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current mining operations. However, if cash from operations is lower than expected or capital costs at these current mining operations or future projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations, such as its Island Gold Deep Project, at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Corporation's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, which may have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Weakness in the global credit and capital markets could have a material adverse impact on the Corporation's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and uncertainty in recent years. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives.

On a regular basis, the Corporation evaluates potential acquisitions of mining properties and/or interests in other mining corporations which may entail certain risks.

Consistent with its acquisition and growth strategy the Corporation is actively pursuing the acquisition of advanced exploration, development and production assets. From time to time, the Corporation may also acquire securities of or other interests in corporations with respect to which the Corporation may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Corporation acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, corporations or securities.

Any one or more of these factors or other risks could cause the Corporation not to realize the benefits anticipated to result from the acquisition of properties or corporations, and could have a material adverse effect on the Corporation’s ability to grow and, consequently, on the Corporation’s financial condition and results of operations.

The Corporation continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition. In addition, to acquire properties and corporations, the Corporation could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Corporation’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Corporation cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Corporation’s operations. If the Corporation fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Risks related to owning the Corporation’s common shares

The Corporation’s shares fluctuate in price.

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s mineral reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation's securities trade. This volatility may adversely affect the prices of the Corporation's common shares regardless of the Corporation's operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Issuance by the Corporation of additional common shares could affect the market price of the shares and dilute existing shareholders.

Issuance of a substantial number of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Corporation common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the issuance of securities should the Corporation desire to do so.

The Corporation does not currently anticipate declaring any dividends on its common shares.

The Corporation has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

III. NARRATIVE DESCRIPTION OF THE BUSINESS

A.	Quebec Division

1.	Beaufor Mine, Val-d’Or, Quebec, Canada

1.1.	Location and Property Description

The Beaufor Mine property, along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2, 3 and 4, are located approximately 20 kilometres to the northeast of the town of Val-d’Or, in the Abitibi-East county, in the Province of Quebec.

1.2.	Description of Mining Rights

The property, which includes the Mineral Reserves and Resources of the Beaufor Mine, consists of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of two mining leases, one mining concession and 23 claims over a total area of 591 ha. The Courvan project and Perron blocks 2, 3 and 4 form another group of mining titles with high economic potential but currently have no mining activities. This group consists of two mining concessions and 66 claims, over a total area of 1,298 ha.

Property	Number of	Area	Expiration date
	mining titles	(ha)
Beaufor	1	106.03	Mining concession 280PTA: 01/31/2014
Colombière	13	226.00	Claims expire between 09/21/2013 and 10/15/2013
Courvan	61	1,099.12	Mining concession 295 and 280PTB: 01/31/2014 and 59 claims expire between 08/09/2013 and 04/30/2015
Pascalis	1	37.50	Mining Lease BM 750: 06/02/2016
Perron	11	221.58	Mining Lease BM 858: 03/11/2023 and 10 claims expire between 07/11/2013 and 07/12/2014
Perron Blocks 2, 3 and 4	7	199.08	Claims expire between 09/06/2014 and 12/15/2014

Total	94	1,889.31

All of these claims will be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For a mining concession, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claims expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2012 and are expected to be for 2013. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2006 filed on March 29, 2007 under the Corporation’s profile on the SEDAR web site at www.sedar.com.

A mining lease application is underway for the western area of the property called the W Zone. This new zone is accessible by a ramp and is currently in development.

1.3.	Ownership of Mining Rights

All the mining titles of the Beaufor property are held by Richmont Mines.

1.4.	Mining Royalties

All the Beaufor division’s properties are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Beaufor Mine as of December 31, 2006, filed on March 29, 2007 under the Corporation’s profile on the SEDAR web site at www.sedar.com.

Beaufor Property (Royalty payable on 50% of the production)

The Beaufor Mine’s production is subject to a quarterly royalty payment to Aurizon Mines Ltd.:

Gold Price (US$/oz)	Royalties per ounce produced
<300	CAN$0.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
>500	CAN$30.00

Perron Property (payable on 100% of the production)

The Perron Property is subject to a quarterly royalty payment to Aurizon Mines Ltd.:

Gold Price (US$/oz)	Royalties per ounce produced
<300	CAN$0.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
>500	CAN$30.00

Despite the fact that claims 5102441, 5098056 and 5098055 are part of the Perron Block 2 property, they are subject to the same royalty as the claims included in the Perron property.

Perron Block 2 (payable on 100% of the production on claims 3493171, 3493172 and 3493173)

The Perron Block 2 Property is subject to a 2% NSR payable to Northwest Gold Corporation (“Northwest”). The Northwest NSR is payable when the gold price is higher than US$300 per ounce.

Pascalis (payable on 100% of the production)

The Pascalis Property is subject to a 25% NPI royalty payable to New Pascalis Mines Limited.

Colombière (payable on 100% of the production)

The Colombière Property is subject to a 2% NSR payable to IAMGOLD Corporation (formerly Cambior Inc.).

1.5.	Environmental Obligations and Permits

Over 75% of the development waste material is hoisted from the underground mine to the surface and placed in a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The rehabilitation plan for the Beaufor Mine was approved in April 2008 by the Ministère des Ressources naturelles du Québec (the “MRN”). A partial revision of the rehabilitation plan was submitted to MRN in November 2010, following the expansion of the tailings storage area and drilling programs on the old tailings restored. The rehabilitation plan was accepted by the MRN on December 7, 2011. The rehabilitation plan must be renewed by December 2013. It will include the W Zone.

According to the Corporation’s knowledge, all necessary permits and authorizations have been requested and obtained.

1.6.	Infrastructure

Two mine shafts are located on the Beaufor property: the old Perron shaft No. 5 is currently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft. A raise between the 1,250 level and surface is used as an escape way. The ramp collar that provides access to the W Zone project is located 350 metres South-East of the Perron shaft. As of December 31st, 2012, the ramp was 632 metres in length, and reached a vertical depth of 83 metres below surface. There are also a series of buildings including warehouses, workshops and offices. There were 163 employees and 32 independent contractors as of December 31, 2012.

1.7.	Location of Mineralized Zones

The mineralized zones, including the Mineral Reserves and Mineral Resources, underground infrastructure and the waste pad are located on mining concession 280 PTA of the Beaufor property, mining lease 750 of the Pascalis property and mining lease 858 of the Perron property. Only the reserves of the 350 Zone, which are west of the W Zone, are subject to a mining lease application (November 2011).

1.8.	Accessibility

The mine can be accessed from Highway 117 by going east from Val-d’Or to the Perron Road, and then north towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d’Or to Val-Senneville, and then going south on Paré Road to the village of Perron.

1.9.	Climate

The average annual precipitation is approximately 914 mm, with most falling in September (approximately 102 mm). Snowfalls occur between October and May, with the most snowfall occurring between November and March. The monthly average for that period is about 50 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is 1.2°C , slightly above freezing. The average temperature for July reaches 17.2°C, while in January the temperature falls to –17.2°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations aren’t affected by the climate.

1.10.	Local Resources and Infrastructure

The area is well served by existing infrastructure and human resources. The population of the town of Val-d’Or is approximately 32,000 people. The town is accessible from the national road network and commercial flights are available daily at the local airport. The town also hosts an appropriate base of suppliers and manufacturers for the mining industry.

A railroad is located a few km to the south of the property and power is supplied by Hydro-Québec.

The ore from the Beaufor Mine is hauled by truck to the Camflo Mill located at an approximate distance of 49 km from the mine site. Waste rock is stored on site.

Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area. However, as several advanced staged projects are currently active in the vicinity, it is now more difficult to find, recruit and retain manpower.

1.11.	Physiography

The regional landscape is typical of the Abitibi lowlands, with its small rolling hills and widespread swamps, and its mixed forests of broadleafs and conifers. The forest cover is relatively young, as a forest fire devastated the area in 1942. The elevation is approximately 300 metres above sea-level.

1.12.	Exploration History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped mining operations at the Beaufor Mine for reasons of risk of instability of the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of CAN$1.8 million. In September 2001, Richmont Mines undertook construction work to secure the crown pillar and commercial production resumed at the Beaufor Mine jointly with Louvem in January 2002. In March 2010, the Beaufor Mine attained the notable production level of 1,000,000 gold ounces over its mine life. In June 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem not owned by Richmont Mines. As a result of this transaction, Richmont Mines owns a 100% interest in the Beaufor Mine and 100% of Louvem’s properties.

1.13.	Geological Setting

i)	Regional Geology

The mining town of Val-d’Or is located in the southeastern part of the Abitibi greenstone belt formed of Archean volcanic and sedimentary rocks of the Superior Province. The mining camp of Val-d’Or is located in the Malartic area, which is comprised of a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor Mine.

ii)	Beaufor Mine Geology

The Beaufor, Perron, Pascalis, Colombière and Courvan properties belong to the same gold-bearing hydrothermal system with a similar geometry. The Beaufor deposit is included in the Bourlamaque granodiorite. Gold mineralization occurs in veins associated with shear zones moderately dipping south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The gold-bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold-bearing veins.

iii)	Mineralization

Gold-bearing veins at the Beaufor Mine consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits, that cross-cut the Bourlamaque Batholith. Mafic dykes that predate the mineralization are associated with shear-hosted gold-bearing veins. Shallowly dipping extensional gold-bearing veins are commonly observed at the Beaufor Mine. Shear zones striking N070o and dipping steeply to the southwest control the opening and gold enrichment of veins.

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anastomosing corridors of 5 to 30 m in thickness. The veins at the Beaufor Mine form panels of more than 300 m in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 m. The zones are limited by the Beaufor fault (N115o/65o-75o) at 380 metres from the surface and a parallel system of shears (N70o/sub vertical).

1.14.	2012 Results

i)	Production

During the year ended December 31, 2012, a total of 116,675 tonnes of ore were processed from the Beaufor Mine at an average recovered grade of 5.06 g/t, and 19,055 ounces of gold were sold at an average price of US$1,666 (CAN$1,665) per ounce. This compared to tonnage of 100,888, at an average recovered grade of 8.45 g/t, and gold sales of 26,947 ounces at an average selling price of US$1,576 (CAN$1,559) in 2011, and tonnage of 104,945 tonnes at an average recovered grade of 6,72 g/t and gold sales of 22,258 ounces of gold at an average selling price of US$1,253 (CAN$1,290) in 2010.

Cash costs at the Beaufor Mine in 2012 increased to US$1,394 (CAN$1,393) from US$921 (CAN$911) in the prior year, as the benefits of lower cost per tonne were offset by the notably lower grade. 2011 cash costs at the Beaufor Mine increased from US$867 (CAN$892) in 2010.

Beaufor Mine

	2012	2011	2010

Tonnes	116,675	100,888	104,945
Head grade (g/t)	5.19	8.45	6.72
Gold recovery (%)	97.80	98.36	98.19
Recovered grade (g/t)	5.08	8.31	6.60
Ounces sold	19,055	26,947	22,258
Cash cost per ounce (US$)	1,394	921	867

Investment in property, plant and equipment (thousands of CAN$)	1,192	3,090	2,462
Exploration expenses (thousands of CAN$)	1,432	803	2,250

Deferred development (metres)	238	685	1,350

Diamond drilling (metres)
Definition	9,725	13,101	21,928
Exploration	14,730	18,176	33,449

ii)	Exploration

Proven and Probable reserves at the Beaufor Mine increased slightly to 39,114 gold ounces at December 31, 2012, from 38,331 gold ounces at December 31, 2011. This reflects the addition of reserves established within the mine’s existing underground infrastructure as a result of definition drilling in 2012, offset by gold production from the mine during the year. In addition, the near-surface W Zone, located to the west of the mine’s existing infrastructure, had Probable reserves of 30,680 ounces of gold at December 31, 2012, unchanged from the prior year. Year-end 2011 Proven and Probable reserves (including W Zone) were similar to those at December 31, 2010, as results from definition drilling were successful in replacing the mine’s 2011 gold production.

Measured and Indicated resources at the Beaufor Mine decreased slightly to 160,263 ounces of gold at the end of December 2012 versus 167,061 ounces of gold at the end of 2011, and 171,205 ounces at the end of 2010. Inferred resources increased slightly year-over-year to 187,274 ounces of gold at the end of 2012, from 181,099 ounces at the end of both 2011 and 2010. Existing resources are mostly below the existing infrastructure of the mine, and Richmont continues to evaluate the future potential of this area. Indicated resources at the W Zone totaled 23,377 ounces of gold at December 31, 2012, up from 15,273 ounces at the end of 2011, while Inferred gold resources for this zone were an additional 1,429 ounces, up marginally from 1,086 ounces the prior year.

As of December 31, 2012, the main access ramp to the W Zone was 630 metres in length, and reached a vertical depth of 83 metres. Development work mainly done in the 367 Zone and another W Zone satellite sector resulted in 4,422 tonnes of development ore being brought to surface with a sampled gold grade of 3.61 g/t. The 367 Zone does not currently demonstrate a mining potential. The first sub-level providing access to the main W Zone reserves was reached in February 2013.

iii)	Drilling

Most of the drill holes are planned on vertical cross-sections in order to undercut the shear veins at right angles. Drilling programs are sub-divided into two main categories:

  Exploration drilling using a 40 to 80 metre by 40 to 80 metre grid;

  Definition drilling based on a 10 to 20 metre by 10 to 20 metre grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are LTK48 (35.6 mm) and BQTK (40.7 mm) calibre. The core recovery is better than 90%, including the fault zones where the RQD (“rock quality designation”) is more than 75%. Detailed description of the drill core is prepared by experienced and highly qualified personnel, in accordance with established Beaufor Mine guidelines.

In 2013, Richmont plans to do 11,500 metres of definition drilling and 17,500 metres of exploration drilling at the Beaufor Mine in an effort to increase available reserves and resources. The Corporation is also planning 500 metres of definition drilling and 1,000 metres of exploration drilling on the W Zone. Furthermore, 5,000 metres of surface drilling are planned on distant showings on the Beaufor, Colombière and Courvan properties.

iv)	Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples taken in the car wagon are taken into account for Mineral Reserve calculation. The weight of each sample is around 0.5 kg per 3.5 to 5 tonne wagon. For development purposes, the weight of each sample is around 0.5 kg per 12 tonnes of blasted rock. There are currently no face-sampling “chips” taken at the Beaufor Mine.

In definition drill holes, samples are collected between 0.5 m and 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Core recovery is over 90%. The entire core is then analyzed at the chemical assay laboratory.

For exploration holes, the length of the sample varies from 0.5 to 1 metre. The core is sawed in two using a core saw. Recuperation of core is over 90%.

v)	Assays

ALS Chemex Laboratories in Val-d’Or was selected to analyze samples from the Beaufor Mine. This laboratory is certified ISO 9001-2000 for the Supply of assays and geochemical analysis services by QMI, an ISO certification firm.

The step-by-step procedure for sample analysis is briefly described as follows:

  Upon receipt of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory;

  Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub- sample weighing 250 to 300 g of the –2 mm fraction is prepared using a “Riffle Jones” splitter.
  The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulveriser;

  Samples are then analyzed by fire assay with gravimetric finish using 30 g per sample.

vi)	Quality Control

The laboratory’s quality control program, at different steps of the process, includes:

  Crushing, pulverizing, weighing: daily monitoring;

  Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established at the Beaufor Mine involves the insertion of blanks and standards. Furthermore, rejects for all samples exceeding 10 g/t Au and less than 100 g/t Au are systematically re-assayed.

vii)	Security of Samples

Samples are gathered in plastic boxes by the Beaufor Mine geological personnel and stored in a core shack. The samples are collected by the laboratory staff and brought to the laboratory directly. Historical production and milling data indicate reliability of the laboratory results. When there is doubt as to the location of a sample, the sampling number or any other anomaly, the data is not used for resource calculation.

1.15.	Mineral Reserve and Mineral Resource Estimates

In 2012, the Mineral Reserve and Mineral Resource estimates were performed by Jessy Thelland, P.Geo., and François Chabot, Eng., employees of Richmont Mines and qualified persons pursuant to Regulation 43-101. The methodology and procedures for Mineral Resource and Reserve estimates have been adopted from a study completed in 2006 by Golder Associates, an independent firm. The database, factors and parameters used in the determination of the Mineral Reserves and Resources are based on the available information at the Beaufor Mine as of December 31, 2012. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The Mineral Reserve and Resource estimates are carried out in accordance with Regulation 43-101. Mineral Resources and Reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as Regulation 43-101 requirements and CIM regulations for both Mineral Resource and Reserve estimates have been fully complied with in this study.

A composite table of grades has been prepared for resource modelling on the basis of the current geological interpretation of each of the drilling sections, which are 10 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zone. Each drilling section was projected onto the longitudinal sections, which made it possible to estimate the Mineral Resources. For the drill holes, the gold value is cut at 68 g/t for the B and C zones and 34.25 g/t Au for the others zones. The blasted rocks are cut at 16.50 g/t Au for all the zones except for the B Zone where they are cut at 12.00 g/t Au. A density factor of 2.75 t/m3 is applied to evaluate the tonnage.

All the geo-scientific data collected at the Beaufor Mine is grouped into two main databases. Internal procedures have been prepared in order to validate the information in the databases. All the work performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

i)	Mineral Reserve Estimates

The database and the parameters used to estimate the Mineral Reserves are based on past mining experience and the information available as at December 31, 2012. The parameters were reviewed and modified by Golder Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2012. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of Mineral Resources to Reserves is based on economic feasibility. As per Regulation 43-101, only Mineral Resources in the Measured and Indicated categories can be used to establish the estimate of Mineral Reserves.

The budgeted costs used are based on actual and historic data of the mining operation and are updated based on experience and to reflect the changes in the prevailing economic situation.

ii)	Technical Parameters

The basis and the parameters used for reserve estimation are given in the following sections.

iii)	Mining Methods

The two major underground extraction methods currently used at the Beaufor Mine are room and pillar and long hole methods:

Rooms and Pillars

  Geometry: stope width of 6 metres in the plane of the vein with in-stope pillars of 2.5 metres X 2.5 metres;

  Maximum dip of vein: 40°;

  Ore mining recovery: 80% used in the economic evaluation;

  Internal dilution: the ore block is designed with a true thickness of 2.4 metres. The drilling intercepts are projected to the same lengths. The minimum mining width is 2.4 metres. The dilution grade is assumed to be 0 g/t Au;

  External dilution: a dilution of 5% at a grade of 0 g/t Au is added in the determination of the economic Mineral Reserves.

Long Hole

  Geometry: maximum panel length of 25 metres;

  Minimum dip of vein: 45°;

  Ore mining recovery: 100% for designed stopes with all pillars between stopes clearly identified during the process of Mineral Reserve estimation;

  Internal dilution: minimum mining width is 2.4 metres. The drilling intersections are projected to a minimum width of 2.4 metres;

  External dilution: a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

iv)	Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at the Beaufor Mine, which are room and pillar and long hole.

The main criteria are as follows:

  No profit margin is built into the estimate;

  Deferred development costs or capital expenditures are not used;

  Only the price of gold is taken into account in the economic calculation;

  The price of gold used was CAN$1,450 per ounce applying an exchange rate of CAN$1.00:US$1.00;

  Operating costs include fixed costs budgeted for 2013 and variable costs (production and development) based on the results from January to July 2012 for each method.

The results of the cut-off grade study by mining method for both developed and un-developed underground workings are listed in the following table:

Mining Method	Workings	Cut-off Grade
		(g/t)
Room and pillar	Developed	5.09
Room and pillar	Undeveloped	5.86
Long hole	Developed	4.32
Long hole	Undeveloped	5.09

v)	Reserve Classification

Descriptions with more details about classification of reserves at the Beaufor Mine are set out below.

Proven Mineral Reserves

At the Beaufor Mine, Proven Reserves are based on ore blocks developed from drifts or raises up to a maximum of 8 metres from these openings. The level of accuracy of the economic evaluation in the calculation of reserve is that of a feasibility study.

Probable Mineral Reserves

The Mineral Reserve estimate in the Probable category is based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, Probable Reserves extend to a maximum of 10 metres from drilling data. Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

In accordance with the Mineral Reserve calculation, as at December 31, 2012, the Mineral Reserves of the Beaufor Mine are estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	73,725	5.87	13,906
Probable	122,420	6.40	25,208

Total (proven + probable)	196,145	6.20	39,114

Before mill recovery of 98.36%

In accordance with the Mineral Reserve calculation, as at December 31, 2012, the Mineral Reserves at the W Zone project are estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	-	-	-
Probable	132,251	7.21	30,680

Total (proven + probable)	132,251	7.21	30,680

Before mill recovery of 98.36%

As of December 31, 2012, the Mineral Reserves at the Beaufor Mine and the W Zone were estimated at 69,794 ounces of gold, calculated using a long-term gold price of CAN$1,450 per ounce, for an expected mine life of approximately three years.

vi)	Mineral Resource Estimation

Mineral Resource Classification

The following description presents more details about the Mineral Resource classification at the Beaufor Mine.

At the Beaufor Mine, Measured Mineral Resources were confirmed by underground excavation and are extended over 8 metres from these openings following the dip of the zone. Indicated Mineral Resources are defined by drilling using a 10 to 20-metre by 10 to 20-metre grid whereas Inferred Mineral Resources are defined by drilling using an 80-metre by 80-metre grid or more. At most, a 20-metre by 20-metre polygon is applied to each drill hole within the area used to calculate the volume of the Indicated Mineral Resources, and a 40-metre by 40-metre polygon is used for the Inferred Mineral Resources.

Table of Mineral Resources

Following the Mineral Resources calculation, the Mineral Resources at the Beaufor Mine as of December 31, 2012 were estimated as follows:

Resource Category	Tonnes[1]	Grade[1]	Au
	(metric)	(g/t Au)	(oz)
Measured	89,562	5.46	15,788
Indicated	684,718	6.57	144,475

Total (measured and indicated)	774,280	6.44	160,263

Inferred	901,568	6.46	187,274
[1]	Tonnage and grades of these resources do not include any dilution and have not been corrected by a mining recovery factor.

Following the Mineral Resources calculation, the Mineral Resources at the W Zone project as of December 31, 2012 were estimated as follows:

Resource Category	Tonnes[1]	Grade[1]	Au
	(metric)	(g/t Au)	(oz)
Measured	-	-	-
Indicated	107,511	6.76	23,377

Total (measured and indicated)	107,511	6.76	23,377

Inferred	5,589	7.95	1,429
[1]	Tonnage and grades of these resources do not include any dilution and have not been corrected by a mining recovery factor.

1.16.	Mining Operations and Metallurgy

The two major underground extraction methods currently used at the Beaufor Mine are room and pillar and long hole methods.

The Beaufor Mine ore is trucked to the Camflo Mill located approximately 49 kilometres from the mine site. Camflo Mill Inc., is 100% owned by Richmont Mines. The Camflo Mill, with a rated capacity of 1,200 tonnes per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98.5% when ore extracted from the Beaufor Mine is milled. No major operating problems have been experienced at this mill nor are any anticipated in the near future. Usual maintenance and repairs are carried out when deemed appropriate.

		2012		2011		2010

Precious metals revenues (thousands of CAN$)		31,727		42,016		28,714

Ounces sold		19,055		26,947		22,258

Data per ounces of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	1,394	1,393	921	911	867	892
Depreciation and depletion	110	110	72	71	62	64

Total	1,504	1,503	993	982	929	956

Average price obtained per ounce	1,666	1,665	1,576	1,559	1,253	1,290

2.	Francoeur Mine, Rouyn-Noranda, Quebec, Canada

2.1.	Location and Property Description

The Francoeur property is located 25 km west of Rouyn-Noranda, Abitibi, Beauchastel Township, ranges IV and V, lots 1 to 9.

2.2.	Description of Mining Rights

The Francoeur property consists of 12 mining claims, 3 mining concessions and 5 mining leases totalling approximately 408 ha.

Number of mining titles	Area	Expiration date
	(ha)
12 mining claims	118.76	Claims expire between 03/25/2013 and 12/28/2014
3 mining concessions	230.21	Mining concessions 194, 322 and 326 : 01/31/2014
5 mining leases	103.95	Mining leases 776, 825, 826 ,849 and 1006 expire between 09/07/2015 and 06/26/2032

20	452.92

All of these claims will be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For mining concessions, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claim expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2012 and are expected to be for 2013. A mining lease was obtained for the West Zone area in 2012. Two claims were suspended following the reception of the mining lease, as a result of their area having been modified. A detailed list and map of locations can be found in the amended technical report for the Francoeur Mine as of August 17, 2012 filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

2.3.	Ownership of Mining Rights

All mining titles on the Francoeur property are held by Richmont Mines.

2.4.	Mining Royalties

There are no royalties or back-in-rights related to any of the mining claims, mining leases and mining concessions.

2.5.	Environmental Obligations and Permits

A closure plan was submitted in 2012 to the Ministère des Ressources naturelles (the “MRN”), pursuant to which financial guarantees have already been submitted. Also, following the announcement of the end of mining activities, Richmont began a gradual closure process. The Corporation will provide the authorities with the required information and plans.

2.6.	Infrastructure

The Francoeur property includes two vertical shafts with their headframes. The 477-metre shaft No.6 provided access to levels 4 to 11, and it now serves for the ventilation purposes. A machine shop, a core shack and a warehouse are regrouped in this same area.

The 818-metre Jean-Guy Rivard shaft (No.7) is located 650 metres northeast of the No.6 shaft. The Jean-Guy Rivard shaft was sunk by Richmont Mines, giving access to six (6) additional levels (12 to 17). The headframe also included a service building containing a covered ore bin, the main office and a dry room. A hoist room, an air compressors room, an electric room are grouped in this same area.

There are no mill facilities at the mine site, and accordingly, no mine tailings were left in place, except in the area of the old tailings between shaft No.1 and No.2 in the eastern part of the property.

From 1993 to the end of mining activities in 2001, the ore was sent to Richmont Mines’ Camflo Mill in Malartic. This waste contains 0.4% sulphur, this material has a positive neutralizing potential and is not generating acidic drainage (H2SO4). Richmont Mines also used the Camflo Mill to treat the ore from the West Zone in 2012. Consequently, no mine tailings have been stored on the site. Only a non-acid generating waste stock pile is on the mining site.

2.7.	Location of Mineralized Zones

The Francoeur No.3 deposit constitutes the main ore zone of the Francoeur Mine which was mined until 2001 down to the 17th level by Richmont Mines. The No.3 deposit is hosted in the metavolcanic rocks of the Blake River Group. Gold mineralization mainly developed in the ductile Francoeur-Wasa shear zone. The mineralized zone extends for at least 1,200 metres down dip from surface to beyond the 17th level. It is a composite orebody consisting of four distinct ore zones, three of which occur within the Francoeur-Wasa shear zone.

The “West Zone” is located to the west of the No.3 deposit. It is composed of two zones, the Main Zone (West) and the Footwall Zone (FW), both located in the Francoeur-Wasa shear zone and dipping northward at about 30 to 40°. Gold-bearing mineralization is closely associated with albite-pyrite alteration. This zone apparently differs from the No.3 orebody by its apparent NW plunge instead of the NE plunge generally observed elsewhere.

2.8.	Accessibility

The property is easily accessible by Provincial road 117 that joins Rouyn-Noranda and the little community of Arntfield. From there, a secondary road (Provencher Avenue North) leads northwest for 3.2 km to the Francoeur No.6 and Jean-Guy Rivard shafts. A number of gravel and bush roads crosscut the property over a few hundred metres in all directions.

2.9.	Climate

The average temperatures are -17.2°C in January and +17.2°C in July based on measurements taken over 30 years in this area. There is an average maximum of 61 cm of snow in December and 101.9 mm of rain in September.

2.10.	Local Resources

Rouyn-Noranda (pop. 41,475) is a well established mining community offering a vast amount of services.

The Horne copper smelter is the most important employer with a workforce of more than 500.

2.11.	Physiogeography

The area straddles in the coniferous and boreal zone. The forest cover is composed of 50% leafy and 50% resinous trees with moderate commercial value.

The topography is relatively flat (285 m to 300 m) with the exception of the northeast corner of the property where outcrops are no more than 30 metres higher than the average level.

2.12.	Exploration History

The Francoeur property was staked for the first time in 1923 following a gold discovery which later became Zone 1. In 1932, Francoeur Gold Mines Ltd. sunk a 45° incline shaft (No.1) of approximately 226 metres with four levels (95, 191, 290 and 488 foot levels) in the footwall of Zone 1.

In 1936, zones 2 and 3, located at more than 549 metres west of Zone 1, were discovered through drilling along the Francoeur-Wasa shear. Additionally, a 45° incline shaft (No.2) was sunk to a depth of 183 metres with four development levels (132, 221, 311 and 399 foot levels) in the lower footwall of Zone 2. In 1938, a 150 short tons per day concentrator was built on the property, and mining of both No.1 and No.2 deposits began immediately thereafter. In 1939, Zone 8 was discovered approximately 244 metres north of the Francoeur-Wasa shear. This zone was opened as early as 1940 through a cross-cut driven from the second level of Zone 2. On the third level, the drift was extended approximately 914 metres to the west to reach and mine the ore of Zone 3. Between August 1938 and March 1947, Francoeur Gold Mines Ltd. produced 94,303 ounces of gold from 520,363 tonnes of ore with a recovered grade of 5.6 g/t of gold (Brown, 1962).

In July 1964, Francoeur Gold Mines Ltd. was acquired by Wright-Hargreaves Mines Ltd. (Wasamac Division). In 1965, after further drilling, the Wasamac No.2 vertical shaft (now called shaft No.6) was sunk by Wright-Hargreaves Mines Ltd. to a depth of 477 metres to mine the Zone 3 from the 4th to the 11th level. Mining operations started in May 1968 and ended in March 1971 for a total gold production of 69,227 ounces from 385,292 tonnes grading 5.6 g/t of gold (Karpoff, 1986). The ore was milled at the Wasamac No.1 mine concentrator located 6 km to the east.

During 1973 and 1974, the property was optioned to Kerr Addison Mines Ltd. and Noranda Exploration Corporation Ltd. They drilled five (5) holes along the Francoeur-Wasa shear zone with little success (GM 29431, GM 30512). Finally, exploration work, including three deep holes (FR-82-1, 2 and 17), was carried out from 1980 to 1984 by Long Lac Exploration Ltd. (GM 40041, GM 41362).

In October 1985, Ressources Minières Rouyn (“RMR”, now Richmont Mines) signed an option agreement with Lac Minerals for the acquisition of a 50% interest on the Francoeur property. An assessment of the property was commissioned in order to evaluate the remaining resources left in place by Wright-Hargreaves. Karpoff (1986) evaluated that approximately 416,402 tonnes grading 7.54 g/t Au were still accessible by the Wasamac shaft No.2 (now shaft No.6).

In the spring of 1986, RMR started the dewatering and the rehabilitation of the underground infrastructures. In 1986 and 1987, a total of 27,799 m of surface diamond drilling in 75 holes was carried out on zones 1, 2, 8, and below the 11th level of Zone 3. At the same time, surface facilities were installed and underground diamond drilling confirmed the previously reported in situ reserves. The surface diamond drilling program delineated more than 1 million tonnes of possible reserves under the 11th level of Zone 3.

During the spring of 1988, RMR extracted a 23,111 tonne bulk sample grading 6.8 g/t Au from the No.3 deposit. The ore was successfully processed at Lac Minerals Ltd.’s mill located in Malartic, Québec and mining operations from the No.6 shaft started the same year.

Considering the shallow dip of the Zone 3 (42°N), it was then evaluated that it would be more profitable to sink a new shaft 650 m north of the No.6 shaft thereby giving access to the resources found under the lowest level (11th). This is why the Jean-Guy Rivard (No.7) shaft was sunk in May 1989 to a final depth of 818 metres.

In June 1991, RMR’s name was changed to Richmont Mines Inc.

On October 1st, 1991, development work was completed and commercial production began at a rate of 400 tonnes per day. From 1992 to 1994, production was increased from 500 tons to 800 tonnes per day.

In June 1992, Richmont Mines acquired Lac Minerals’ 50% share of the Francoeur and Wasamac properties.

In 1993, Richmont Mines bought the Camflo Mill and began processing Francoeur’s ore. The ore was previously processed at East Malartic Mill (Québec) and Deak Resources in Virginiatown, Ontario.

The exploration program conducted at the Francoeur property in 1997 was successful in discovering Zone 7, which is different, in terms of dipping, from the No.3 deposit. This zone was dipping south (70-75°) while the main gold-bearing structure was dipping north (40-45°). Following the discovery of Zone 7, a major development program was undertaken in 1998. Rehabilitation work was done in shaft No.6 and access drifting and infill drilling commenced on levels 4, 6 and 7. In 1999, development work on levels 4, 6 and 7 and related sublevels were completed. Commercial production of Zone 7 resumed at the beginning of February 2000.

From 1991 to 2001, the Francoeur Mine produced 1,701,892 tonnes of ore at a grade of 6.31 g/t (345,436 ounces of gold).

In 2001, Richmont Mines conducted exploration work in the west part of the mine. A new resource was identified, the West Zone, but given the low gold price, the development work required to mine this resource made the project uneconomic. Subsequent to the closing of the mine in November 2001, Richmont Mines acquired the adjacent Norex property in February 2002.

The 2002-2003 exploration drilling programs (7,801 m) successfully increased the West Zone mineral resources to 884,514 tonnes grading 7.9 g/t Au. However, the feasibility study demonstrated that any effort to resume production by deepening the Jean-Guy Rivard shaft would be marginally profitable at that time. The mine was subsequently flooded and restoration of the site began.

Following the closure of the mine, minimal exploration work was conducted to keep the mining concessions and leases in good standing and only 4 exploration holes were drilled from surface between 2005 and 2007. The target was an auriferous shear subsidiary to the Francoeur-Wasa shear zone. As a result of the higher gold price over the last few years, Richmont re-assessed the resources of the Francoeur Gold Project and decided to proceed with an exploration program.

An exploration drilling program was completed in 2009 with approximately 7,500 m of drilling.

A technical 43-101 report was produced in 2009 and the dewatering of the mine was undertaken.

At the end of 2009, 8 out of the mine’s 17 levels had been dewatered, and the surface infrastructure had been fully re-commissioned. The Corporation began drift excavation and underground mine preparation work on this property when dewatering of the mine was completed at the end of the second quarter of 2010. As of December 31, 2010, 1,239 metres of underground development had been completed.

From 2010 to November 2012, 639 diamond drill holes were done over a total of 46,489 metres to define the West Zone. A new reserve and resource estimate was completed in June 2012 and a 43-101 Technical Report was filed on SEDAR on August 17, 2012. Furthermore, an exploration drift and rehabilitation work were done on levels 12 to 17 as was the access ramp between levels 16 and 17. The Francoeur Mine began commercial production on August 1st, 2012. The ramp was being advanced below level 17 until the announcement of the mine closure on November 29th, 2012.

2.13.	Geological Setting

i)	Regional Geology

The property is located in the Rouyn-Noranda area, a typical sector of the Archean aged Abitibi greenstone belt located in the eastern part of the Superior Province. The Superior Province is the largest exposed Archean craton in the world that hosts several world class gold deposits. It has yielded nearly 300 million ounces of gold from hundreds of deposits since the beginning of the twentieth century.

ii)	Project Geology

The Francoeur Mine includes the Francoeur No.1, No.2 and No.3 deposits. They occur along the Francoeur-Wasa shear zone and, from east to west, together with the Arntfield No.1, No.2, and No.3 deposits, the Wasamac Mine and the Wingate deposit. Despite the showing of local differences, all of these deposits are very similar to one another in both geological aspects and types of mineralization. The Francoeur No.3 deposit was the largest one of them all.

iii)	Mineralization

The ore zones of the Francoeur deposits are generally made up of distinct lenticular and tabular bodies up to one metre in thickness, and form buff or beige coloured bands, called BB bands. All the BB bands are mainly composed of carbonate, albite, pyrite and minor amounts of quartz and rutile, with trace amounts of sericite and gold. There is no evidence of stratigraphic control on the gold deposition in the Francoeur Mine.

Instead, the gold emplacement apparently developed in the shear zone and is partially related to albitite dikes. A similar lack of stratigraphic control was noted for deposits adjacent to the Cadillac Break in the Noranda district of Quebec. The nature of the contacts of gold ore bodies with enclosing mylonitic schist is quite variable. There are two types of basic contacts, one of which is faulted, while the other may be sharp or gradational.

The BB bands display a wide variety of textures ranging from a foliated micro-breccia, to more common fine grained and very well laminated rock. They contain on average 20 to 40 g/t Au and the grade can reach 50 g/t Au locally. The gold is commonly in its native form and is very fine-grained. Gold grains are usually associated with small pyrite crystals, but a proportion is also disseminated in the finely recrystallized carbonate-albite matrix.

iv)	2012 Development

In 2012, necessary developments were completed permitting the Francoeur Mine to begin commercial production on August 1st, 2012. At the end of November, the mine had 153 employees, an increase from the 119 employees at the end of 2011. Development rhythm to access reserves below the 17th level was as planned for the year. At the announcement of the mine closure on November 29, 2012, mechanized sub-level 18-3 had been reached and ore development had been completed over several metres. A total of 4,107 metres of underground development and 23,567 metres of definition drilling were completed during the year at Francoeur.

On November 29th, 2012, the Corporation announced the immediate closure of the Francoeur Mine. Constant high production costs due to low gold grade, difficult mining conditions and the lack of experienced miners required to run the mine in those particular conditions, within a context in which Management was not able to see significant improvements in the future, were the main factors which led to the decision to close the mine. Gold commercial production at the mine ceased on November 30th, 2012 and the Corporation subsequently began the estimated 4 months closing process.

v)	Exploration

A considerable amount of exploration and development work has been carried out on the Francoeur property since the discovery of the first gold-bearing veins in the 1920’s. Richmont Mines has carried out major underground exploration programs along extensions of known mining blocks.

Methodology

Generally, most of the boreholes at the Francoeur deposit were set-up on transversal sections allowing them to intersect mineralized zones at a right angle. Off-section holes were drilled when underground openings were not available.

Exploration programs were generally split into two categories:

  20 m x 30 m spaced exploration holes;

  10 m x 15 m spaced definition holes.

For the West Zone, because exploration boreholes were set-up in the footwall of the mineralized zones, they crosscut them at a very acute angle. For example, borehole R-882B started at a dip of -46° and finished 697.08 m deeper at a dip of 0°. The West Zone, which dips 42° north, was intersected over 9.90 m along the core (from 547.80 to 557.70 m and represents, in fact, a horizontal width of 2.64 m or a true thickness of 1.70 m).

Definition drilling done in the West Zone was planned to intersect as perpendicularly as possible the mineralized zone. The drilling spacing can go down to 10 m x 15 m in certain areas.

vi)	Sampling

The rock sampling methods used underground were core drilling, wall sampling and rock blasting. Borehole and wall sampling assay results were used to determine the grade of mining blocks. Muck samples were taken from blasted ore in wagons transporting gold-bearing mineralization to the ore pass. These samples were used in the grade reconciliations and in calculations of reserves.

Grades from development work and active stopes were compiled on a monthly basis and transferred to sections and plan views. Grade values were assigned to that part of development work carried out during the current month. Specific procedures had to be followed during the sampling process as each sample for every 12 tons of ore has to be representative of the broken rock.

Two sampling methods were applied at the Francoeur Mine:

(1)

Core sampling: sample lengths of exploration holes with varying geological parameters such as, for example, the amount of sulphides on both walls of a vein. The core of exploration holes was split in half with a diamond saw blade leaving a remaining sample as a reference for any subsequent detailed studies. Rejects were stored three months at the assay lab and, after that period of time, they could be shipped to the client if requested. When mineral resources were found by any exploration programs, a definition drilling program was initiated to verify the repeatability of the grades and better define the geometry of the orebody. Core from definition holes were analyzed entirely.

(2)	Muck sampling: several sampling procedures were applied in the past at the Francoeur mine. The most widely used method was the sampling of trams, comprised of the following procedures:

  Collect two handfuls of muck of every size per 4-ton tram (4 tons) or three handfuls per 5- ton tram, avoiding grabbing fine material;

  The collected material should be randomly taken and be representative of the whole tram;

  Samples should be collected at the ore pass;

  One sample bag should weigh a minimum of 6 pounds and represent the muck from 4 wagons or 16 to 20 tonnes; and

  There is a tag number for each bag and the sampling book should contain the following information: date of sampling, level, stope identification, number of sampled wagons and sampler initials.

vii)	Assays

Expert Laboratory of Rouyn-Noranda was the laboratory used for sample assaying in 2012.

The sampling and assaying procedures of Expert Laboratory are:

Sample Preparation

1.	Receiving Samples

Upon receipt, samples are placed in numerical order and compared with the client packing list to verify receipt of all samples. If the client does not provide a packing list with the shipment, one will be prepared by the person unpacking the samples. If the samples received do not correspond to the client list, the client will be notified.

2.	Sample Preparation

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a roll crusher. The roll crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the roll crusher is adjusted and another test is done. Screen test results are recorded in the log book provided for this purpose. The sample is then riffled using a Jones type riffle to approximately 300 g. Excess material is stored for the client as a crusher reject. The 300 g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer, the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the log book provided for this purpose.

Gold fire assay geochem

A 29.166 g sample is weighed in a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1,800º F for approximately 45 minutes. The sample is then poured into a conical mold and allowed to cool. After cooling, the slag is broken off and the lead button weighing 25 – 30 g is recovered. This lead button is then cupelled at 1,600º F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 X 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes. 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added. The sample is thoroughly mixed, allowed to settle and the gold is determined by atomic absorption.

Each furnace batch is comprised of 28 samples that include a reagent blank and gold standard. Crucibles are not reused until the result of the sample that was previously in each crucible has been obtained. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 5 ppb and samples assaying over 1,000 ppb are checked gravimetrically.

Gold fire assay gravimetric

A 29.166 g sample is weighed in a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 g of silver nitrate is added. The sample is then fused at 1,800º F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool. After cooling, the slag is broken off and the lead button weighing 25 – 30 g is recovered. This lead button is then cupelled at 1,600º F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, then is dried, annealed, cooled and weighed.

Each furnace batch is comprised of 28 samples that include a reagent blank and gold standard. Crucibles are not reused until the result of the sample that was previously in each crucible has been obtained. Crucibles that have gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

viii)	Quality control

A “Quality Assurance/Quality Control” (“QA/QC”) program was followed in 2012. One Rocklabs official standard and one blank sample were added to every 100 sample lot sent to Expert Laboratory.

ix)	Security of Samples

In 2012, Francoeur’ samples were brought to the laboratory by laboratory people.

2.14.	Mineral Reserve and Mineral Resource Estimates

All the results of the definition drilling done in 2011 and in the beginning of 2012 were used to do the re-estimation of the Francoeur Mineral reserve and resource in June 2012. Mining costs, gold price and cutoff grade were also updated. As of June 15th, 2012, proven and probable reserves of the Francoeur Mine were re-estimated to be 504,687 tonnes at a grade of 4.78 g/t Au for a total of 77,580 ounces of gold, measured and indicated resources were estimated to be 33,301 tonnes at 4.20 g/t Au for 4,499 ounces of gold and inferred resources were estimated to be 41,240 tonnes at 4.35 g/t Au for 5,771 ounces of gold. Technical parameters used for this reserve and resource estimation are described in the technical report filed on SEDAR on August 17th, 2012.

When the mine was closed on November 30th, 2012, the Corporation decided to retain a crew of miners to muck out all the blasted material that remained in the stopes. A new reserve and resource estimation as of December 31th, 2012, was completed for the Francoeur Mine. Only the blasted material remaining in the stopes and the material in surface ore stockpiles was accounted for as reserves. All the mineralisation that was defined by underground development and by all the definition drilling assay results received as of November 29, 2012 was reclassified as resources.

i)	Technical parameters

A re-interpretation of the continuity of the mineralized zones on transversal sections was done with all the results received as of November 29th, 2012. The following parameters were used to do the mineral resource estimation as of December 31th, 2012:

  A minimum true width of 1.80 metres was used to build a 3D wireframe of the mineralized zone.

  The mineralized zone strikes along the hanging wall of the Francoeur-Wasa shear zone, with a dip of 33° above level 15 and a dip of 41° below.

  Resource estimation was done by block model, with a block dimension of 2 X 2 X 2 metres.

  No capping was used for the resource estimation.

  One metre composites have been used for the resource estimation.

  Grade estimation in the blocks was done by using the Inverse Distance to the power 2 (true distance) interpolation method. A circular search ellipse with a radius of 30 metres zone was used for the selection of the composites. A minimum of 2 composites with a maximum of 16 were used for the interpolation of the blocks.

  A specific gravity of 2.79 g/cm3 was used for the tonnage estimate. This parameter, used by Richmont in the course of the mining operations at Francoeur, proved to be accurate.

  For the resource definition, a lower cut-off grade of 4.30 g/t of gold was established. This cut-off grade was used to cut the resource areas on a longitudinal section. All the blocks inside the cut areas were included in the resources.

ii)	Mining methods

Generally speaking, the room-and-pillar method is considered when the rock quality determination (“RQD”) is lower than 25% and for gold-bearing structures with a maximum dip of 40°. Long-hole or shrinkage-stoping methods can be envisioned when the RQD is higher than 25% and when gold-bearing structures have a minimum dip of 45°.

Historically, the rate of recovery of the room-and-pillar method was 85% with an external dilution of 15% at a grade of 0.68 g/t (0.02 oz/st). These parameters were used to establish the probable reserves of the West Zone.

The long-hole method was used when the orebody was dipping at more than 45°. At this critical dip, the scraping of the blasted ore was required before doing any progression in the stope. As soon as the dip of the orebody is 50° and higher, the blasted ore falls downward due to gravity to the lower level without any scraping manoeuvres.

The historical rate of recovery of the long-hole method at the Francoeur Mine is 95%. Pillars of various dimensions have been left in the stopes allowing a better stability of the hanging-wall and a minimum dilution (±15%).

iii)	Cut-off Grade

A cut-off grade of 4.30 g/t was used for the December 31, 2012 final reserves calculation.

iv)	Mineral Reserve Estimation

Following the closure of the Francoeur Mine on November 30, 2012, only broken tonnes in the stopes and broken tonnage in stockpiles have been considered as reserves.

As at December 31, 2012, the Mineral Reserves of the Francoeur Mine are estimated at:

Reserve Category	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven (broken underground)	5,826	4.48	839
Proven (broken in stockpile)	2,613	4.61	387

Total proven	8,439	4.52	1,226

v)	Mineral Resource Estimation

Due to the closure of the Francoeur Mine on November 30, 2012, all blocks with an estimated grade higher than 4.30 g/t have been classified as mineral resources. As at December 31, 2012, the Mineral Resources of the Francoeur Mine are estimated at:

Resource Category	Tonnes[1]	Grade[1]	Au
	(metric)	(g/t Au)	(oz)
Measured	39,947	5.89	7,570
Indicated	280,119	6.55	59,017

Total (Measured + Indicated)	320,066	6.86	66,587

Inferred	17,949	7.17	4,135
[1]	Tonnages and grades of these resources do not include any dilution and have not been corrected with a mining recovery factor.

2.15.	Mining Operations and Metallurgy

Francoeur commercial production began on August 1st, 2012 and ceased on November 30, 2012. The Francoeur Mine was in commercial production for 4 months.

In 2012, 62,204 tonnes of ore from the Francoeur Mine were treated at the Camflo Mill at a grade of 4.05 g/t, producing 8,089 ounces of gold. The mucking of the underground blasted ore and the treatment at the Camflo Mill will continue during the first quarter of 2013.

B.	Ontario Division

1.	Island Gold Mine, Dubreuilville, Ontario, Canada

1.1.	Location and Property Description

The Island Gold Mine is located approximately 50 km northeast of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville, Ontario, is approximately 10 km northwest of the Island Gold Mine.

1.2.	Description of Mining Rights

The Island Gold property is divided in seven parts and consists of 189 patented, leased and staked claims totalling 5,912 ha.

Property	Number of	Area (ha)	Expiration date	Richmont Mines
	claims			Ownership (%)
Kremzar	20	398	Patented Claims:	100
			taxes are paid every year,
			2 Mining Leases: 02/28/2022 to
			06/30/2030

Lochalsh	31	370	Patented Claims:	100
			taxes are paid every year
			Mining Leases: 06/30/2030 to 03/31/2032
			Claims: 03/26/2013 to 04/25/2014

Goudreau	64	1,007	Patented Claims:	100
			taxes are paid every year
			1 Claim: 08/20/2013

Island Gold	25	3,326	Claims: 03/05/2013 to 10/25/2014	100

Edwards	43	707	Patented Claims:	100
			taxes are paid every year
			Claim: 04/05/2013 to 07/24/2014

Ego	3	64	Patented Claims:	100
			taxes are paid every year
			Claims: 06/03/2014

Salo	3	40	Patented Claims:	100
			taxes are paid every year
			Claims: 06/08/2013 to12/28/2013

The claims will be renewed by applying excess credits available before the anniversary date. Taxes are paid annually to the government to keep Patented Claims and Mining Leases in good standing. Richmont Mines has an internal procedure to ensure monitoring of the claims expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2012 and are expected to be for 2013. A mining lease has been renewed in 2012. A detailed list and map of locations can be found in the Island Gold 43-101 Technical Report dated May 15, 2007, and filed on May 25, 2007 under the Corporation’s profile on the SEDAR web site at www.sedar.com.

1.3.	Summary of Agreements

Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of CAN$1.0 million in common shares of Patricia Mining at CAN$0.50 per share and obtained an option to acquire a 55% interest in the Island Gold property by investing up to CAN$10 million or by bringing the project into commercial production. This initial investment was used to partly finance a CAN$3 million exploration program on the Island Gold project. On December 3, 2004, Richmont Mines decided to invest up to CAN$10 million in order to acquire a 55% interest in this project. Richmont Mines became the project operator as of January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest CAN$10 million for the project development, the Corporation acquired its 55% interest.

In January 2006, Richmont Mines and Patricia Mining announced the purchase of the remaining joint venture interest of Algoma Steel Inc. (“Algoma”) in the Goudreau property near Dubreuilville, Ontario, for CAN$100,000. The property remains subject to the 15% net profits interest royalty as per the original joint venture agreement between Algoma and Patricia Mining.

On December 16, 2008, Richmont Mines acquired all of the common shares of Patricia Mining that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Ontario). As a result of this transaction, Richmont Mines owns a 100% interest in the Island Gold Mine.

On May 9, 2012, Richmont Mines acquired Red Pine Exploration’s remaining 25% interest in the Edwards property, bringing the Corporation’s ownership to 100%, and on June 13, 2012, the Corporation acquired the Salo property, which includes 3 claims located to the East of the Island Gold Mine.

1.4.	Ownership of Mining Rights

All mining titles on the Island Gold project were jointly held by Richmont Mines (55%), and Patricia Mining (45%). Since the acquisition of Patricia Mining on December 16, 2008, Richmont Mines holds 100% of all mining titles relating to the Island Gold property. Following the acquisition, the mining rights owned by Patricia (45%) were transferred to Richmont Mines in February and March 2009.

1.5.	Mining Royalties

All the Island Gold properties held by Richmont Mines are subject to the payment of royalties and financial contractual obligations. Details can be found in the Island Gold 43-101 Technical Report dated May 15, 2007 and filed on May 25, 2007 under the Corporation’s profile on the SEDAR website at www.sedar.com.

The Kremzar Property is subject to a 4% NSR payable to Algoma. The Algoma NSR will become payable at such time as the aggregate amount of NSR received by the Corporation and Teck Resources Ltd. (“Teck”) (formerly Aur Resources Inc.) equals the aggregate preproduction costs.

The Kremzar Property is also subject to a 3% NSR payable to Teck, which is payable until such time as the Algoma NSR becomes payable. In the event that the Algoma NSR becomes payable and is reduced below 4%, Teck will be entitled to receive a net smelter return equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh Property is subject to a 3% NSR payable to Teck.

The Goudreau Property is subject to a 2% NSR payable to Teck and a 15% net profits interest royalty payable to Algoma.

Red Pine Exploration owns a 2% NSR on the Edwards property.

1.6.	Environmental Obligations and Permits

  The permit to operate the Kremzar Mill, located on the Island Gold Mine property, was amended in September 2008 to include water treatment to clarify the effluent of the primary pond. The treatment is done by adding a coagulant and a flocculant. The new permit number is 0734-7HYHVH.

  The Lochalsh closure plan was approved on April 30, 2007. As of December 31, 2010, an amount of CAN$183,523 is in place to cover the closure costs.

  The Ontario Ministry of Northern Development and Mines ("MNDM") has a financial guarantee of CAN$979,080 for Kremzar which is distributed as follows: CAN$572,525 for demolition costs of the mill (costs discounted at the end of May 2010 by an outside firm), CAN$10,974 for others costs and CAN$395,581 for the Kremzar Mine (costs discounted at December 31, 2009 and accepted by the MNDM in January 2010). These costs were also reconfirmed by the amendment of September 2010 for the enhancement of existing dikes.

1.7.	Infrastructure

The Island Gold Mine infrastructure includes the primary tailings pond, the secondary settling pond, the Kremzar Mill (a carbon-in-pulp mill with a capacity of 850 tonnes per day), the Lochalsh ramp and portal, the mine access road, and the hydro lines. An office, a core logging and storage facility, and a locker-room are also located on the Kremzar Mine site.

1.8.	Location of Mineralized Zones

The mineralized zones, including the reserves and resources of the Island Zone and underground infrastructure, are located on mining leases 991853, 991854 and 991852 and patented claim 2075 of the Lochalsh property, and the ramp and waste pad are on patented claims 1776 and 1710 of the Goudreau property. The reserves and resources of Lochalsh are located on mining leases 825288 and 825287 of the Lochalsh property. The Goudreau resources are located on patented claim 3817 of the Goudreau property. The deep C Zone estimated Inferred resources at the Island Gold Mine are principally located on the Goudreau patented claim 2491.

1.9.	Accessibility

Access to the Island Gold Mine is via an all-weather road from Highway 519, just west of Dubreuilville, Ontario. This village is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one hour to drive from Wawa, Ontario, to the mine site.

1.10.	Climate

The mine is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average day time temperature is 2°C, ranging from -41°C to 31°C throughout the year. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest and north, and during the summer south westerly to westerly winds prevail. The climate does not affect the mining operation, which extends all year long.

1.11.	Local Resources and Infrastructure

Wawa has a population of approximately 3,500. Dubreuilville was a forestry community with a lumber mill which is now closed and a population of approximately 900. The Island Gold Mine is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railway lines are located at the villages of Goudreau and Lochalsh.

A power substation connected to the provincial power grid, water supply, gravel roads, offices, maintenance buildings and living accommodation are all available within the Mine area. Power is supplied by Algoma Power Inc. (formerly Great Lakes Power Corporation).

Richmont Mines also offers living accommodations and flexible schedules to its employees. Training is offered in order to maintain a local qualified workforce.

1.12.	Physiography

The property area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction with widespread swamps, and mixed forests of broadleafs and conifers. Property relief is low, from a high point of 488 metres above sea level near Miller and Maskinonge Lakes, to a topographic low point of 381 metres above sea level near Goudreau Creek. The Mine area has been partially logged.

1.13.	Exploration History

In 1983, Canamax Resources Inc. (“Canamax”) and Algoma formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”). These lenses are known as the Lochalsh, Island Gold, Shore and Goudreau Lake zones. During 1989 and 1990, a 1,280 metre long ramp was driven into the Island deposit beneath Goudreau Lake from an adit on the north shore. Drifts and raises totalling 382 metres were developed on two levels at depths of 125 metres and 140 metres below the Goudreau Lake elevation. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 metres of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia Mining started an underground exploration program and completed a resource estimate at a cost of CAN$3.0 million. A total of 125 metres of exploration drifts, 53 metres of ore sill and 8,137 metres of drilling have been completed.

In 2005, Richmont Mines completed 2,111 metres of underground development and 7,903 metres of delimitation drilling. A total of 7,259 tonnes with a content of 6.23 g/t Au from ore development were stockpiled on the surface.

In 2006, Richmont Mines continued the exploration program. A total of 3,469 metres of development were completed including 506.5 metres of ramps and 1,700.5 metres of ore silling. A total of 56,861 tonnes of development ore with a content of 6.96 g/t Au were stockpiled on the surface. At the end of December, a total of 41,531 tonnes of mineralized material grading 4.80 g/t Au were processed at the mill. A total of 28,149 metres of underground diamond drilling were performed on the Island Zone, and 10,602 metres of drilling were completed from the surface on the Lochalsh and Goudreau zones. Reserve and Resource estimates were performed by Genivar in 2007 based on this work.

On October 1, 2007, Island Gold began commercial production. On December 16, 2008, Richmont Mines acquired all of the outstanding shares of Patricia Mining and now owns a 100% interest in the property.

During 2009, underground drilling at the Island Gold Mine represented 212 drill holes totalling 26,914 metres. Approximately half of these metres were exploration holes in the Lochalsh, Goudreau and Extension-2 zones. The drilling confirmed the presence and continuity of the targeted zones. A surface diamond drilling program was implemented in conjunction with the underground drilling. The goal of this program was to primarily test the near surface eastern and western extensions of the known zones in the vicinity of Island Gold Mine.

In 2010, Richmont Mines continued its underground exploration program via drilling and drifting in order to improve the quality of the resources, convert resources to reserve categories and increase the overall resource base. The excavations were done in waste rock to continue the exploration access drifts towards the Extension-2 sector of the E1E Zone, the Goudreau and the Lochalsh zones. This development also permitted exploration diamond drilling in the Extension-2 sector of the E1E Zone, the Lochalsh and the Goudreau zones. During 2010, underground drilling at the Island Gold Mine included 12,110 metres of definition drilling and 24,423 metres of exploration drilling. These metres were exploration holes in the Lochalsh, Extension-1, Goudreau and Extension-2 zones. Drilling confirmed the presence and continuity of the targeted zones. The delineation drilling into the Extension-1 sector of the E1E and the Lochalsh sector permitted the conversion of Probable Reserves into Proven Reserves. The exploration drilling in the Extension-2 sector of the E1E confirmed the location of the known resource, and resulted in the conversion of a portion of the resources into Probable Reserves. A surface diamond drilling program was implemented in conjunction with the underground drilling during 2010. The goal of this program was to primarily test the eastern, western and depth extensions of the known zones in the vicinity of Island Gold Mine. The 2010 surface exploration drill program was completed in December 2010. The program consisted of 30,015 metres. The drilling on the projected eastern, western and depth extensions of the mine structure horizon was successful in identifying the continuance of similar alteration, mineralization and shearing over one kilometre east of the Island Gold Deposit under Goudreau Lake.

A total of 58,958 metres of drilling were completed in 2011. Nearly 26,000 metres of underground definition drilling were completed in the areas of Lochalsh, Goudreau and Extensions 2 and 3. These holes have allowed, along with others, for the conversion of a portion of the resources into reserves. Drilling below the 400 level was mainly done from the surface and once again demonstrated the depth potential of this mine. More specifically, drilling has identified four main areas (G, C, D and E1E) between the -500 and -900 m levels over a 150 metre corridor extending between the Main Island and Lochalsh areas.

A total of 85,509 metres of drilling was done in 2012 at Island Gold, nearly 60,534 metres of which were done underground. Definition drilling in Lochalsh, Goudreau and Extensions 2 and 3 permitted, along with other drill holes, to convert a part of resources into reserves. Drilling below the 400 level was done from surface and from underground, and demonstrated the potential at depth of this mine (Island Gold Deep program). More specifically, the drilling resulted in a first mineral resource estimation for the C Zone at depth.

1.14.	Geological Setting

i)	Regional Geology

The Island Gold property is part of the Michipicoten greenstone belt which is part of the Wawa sub-province and Superior Province of Archean age. The property is stratigraphically positioned in the upper portion of the Wawa Assemblage, composed by intermediate to felsic volcanic rocks capped by pyrite-bearing iron formations.

ii)	Project Geology

The Island Gold property covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, which consists of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts the gold occurrences encountered on the property. This gold mineralization is controlled by the Goudreau Lake Deformation zone (the “GLDZ”). The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and north shear gold zones, all located within the Island Gold property.

iii)	Mineralization

Within the GLDZ are a series of parallel shear zones, up to 25 metre wide by several hundred metres long, with dips ranging from -70° to -90°, that host the gold mineralization. Moderate to high strain intensity is present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and in veins 1 centimetre to 1.5 metres wide. Finely disseminated gold occurs in clusters up to 3 mm in diameter.

At the Island Gold deposit, 5 zones referred to as E1, E, D1, D, and C, are defined and characterized by the presence of alteration halos ranging from 0.5 metres to over 8 metres in thickness, and are comprised of intense silica alteration, albite alteration and quartz-carbonate veins. Two dominant envelopes are defined, namely the C/D envelope and the E/E1 envelope, which includes the D1 Zone. An anastamosing pattern defines the relationship between the zones.

The mineralized C Zone, which is being defined, corresponds to the continuation at depth of the mineralized zones which are mined at present above the -400 m level. The mineralization undergoes an inflection southward between the -400 m and -500 m levels, before returning with a high dip southward at depth. The average width of the C Zone resource is approximately 4.5 metres, wich is above the average of 2.7 metres in mineralized zones above the level 400 m. Also, it seems that the number of gold-bearing quartz veins inside the alteration zone of the C Zone is slightly greater, with approximately 60% of the drill holes inside the resource containing some visible gold, which translates into a higher average grade.

1.15.	2012 Results

i)	Production

For the 12 months ended December 31, 2012, 246,743 tonnes of ore were processed at the Island Gold Mine at an average recovered grade of 5.45 g/t, and 41,686 ounces of gold were sold at an average price of US$1,666 (CAN$1,665) per ounce. This compared to 261,731 tonnes of ore processed at an average recovered grade of 6.10 g/t, and gold sales of 49,196 ounces at an average price of US$1,566 (CAN$1,549) per ounce for 2011. The year-over-year variation reflected a 6% decrease in tonnage and a 10% decrease in recovered grades slightly offset by a small increase in the recovery rate. Cash costs at Island Gold increased in Canadian dollars during the last 12 months, from US$766 (CAN$758) in 2011 to US$884 (CAN$884) in 2012, primarily a reflection of the decrease in recovered grade and higher mining costs as fewer tonnes were processed.

Island Gold Mine

	2012	2011	2010

Tonnes	246,743	261,731	251,237
Head grade (g/t)	5.45	6.10	5.95
Gold recovery (%)	96.45	95.91	95.49
Recovered grade (g/t)	5.25	5.85	5.68
Ounces sold	41,686	49,196	45,865
Cash cost per ounce (US$)	884	766	783

Investment in property, plant and equipment (thousands of CAN$)	8,364	4,959	4,650
Exploration expenses (thousands of CAN$)	10,969	5,549	4,561

Deferred development (metres)	1,135	1,821	2,478

Diamond drilling (metres)
Definition	16,425	13,080	12,110
Exploration	69,084	45,878	54,438

ii)	Exploration Work

Richmont’ objective is to increase the reserves and the resources of this property and the Corporation remains confident regarding the long-term possibilities of Island Gold. To this end, an exploration drilling program totalling 69,084 metres was completed in 2012 from the new underground exploration drift being extended towards the -470 m level. Emphasis was placed on underground and surface exploration, and was specifically focused on the program at depth (Island Gold Deep), with the aim of establishing resources under the mine’s existing infrastructures. This program resulted in the new estimated C Zone inferred resources at depth.

Less definition and delineation drilling was completed during 2012 near the mine infrastructures, which resulted in a decrease in the reserves and the resources of the mine. The Corporation plans to complete 79,700 metres of drilling at Island Gold in 2013 with a dual purpose of defining new reserves and resources near current infrastructures as well as increasing the resources of the Island Gold Deep (C Zone and other previously identified zones).

In 2013, the Corporation plans to extend the existing ramp from its current depth of 450 metres below surface, and to commence work on the first segment of a vertical shaft which will be raise-bored from a depth of 450 metres to surface.

iii)	Drilling

Most of the drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 metres by 15 metres, targeting alteration assemblages in the E1E Zone. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ or NQ calibre. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for most of the drill holes drilled in the 2011 program and the RQD for the zones is excellent (› 90%). The interpretation and development of each section was completed after receipt of the drill holes assays and section plots. This interpretation served to complete the reserve and resource estimates.

iv)	Sampling

The drill hole sampling approach is defined to coincide with lithological contacts, and samples have a minimum width of 0.3 metres and a maximum length of one metre. The core recovery is very good and can be considered to be representative.

The panel (or chip) sampling method consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighed an average of 1.5 kg to 2 kg for a zone of 1.5 vertical metres by 0.3 to 1.0 horizontal metres. Each face was sampled and the number of assays varied based on the geology and the opening.

The drill cores and chip samples are representative and the mineralization style, with the presence of quartz veins and free gold, shows a nugget effect.

v)	Assays

Swastika Laboratories (2008) Ltd. of Swastika, Ontario, was used to perform fire assay, gravimetric and specific gravity analyses for the underground drilling and development program in most part of 2011. During 2012, core samples were sent to Expert Laboratory in Rouyn-Noranda, QC, and also at Actlabs Laboratory located in Geraldton, Ontario. Many underground muck and chip samples were sent to the Wesdome assay lab in Wawa. Swastika laboratories are accredited ISO 9001-2000, and hold a Certificate of Laboratory Proficiency (PTP-MAL).

Gold assays are completed by fire assay with 30 g of material with either a gravimetric or AA finish. The cut-off for gravimetric versus AA finish, has been established at 3 g/t Au. When the grade exceeds 30 g/t Au, a Metallic Sieve assay is performed. Detection limit for gold safely is at 3 ppb. Rejects and pulps are kept by the laboratory or stored at the Island Gold site. These methods and the routine sample preparation are described in the following section. A detailed procedure can be found in the Technical Report for the Island Gold as of May 15, 2007, filed on May 25, 2007 under the Corporation’s profile on the SEDAR web site at www.sedar.com.

The step-by-step procedure for sample analyses is briefly described as follows:

1)	Dry samples, if required;
2)	Crush total sample to ½ inch (Jaw Crusher);
3)	Split approximately 350 g using a Riffle Jones;
4)	Remaining rejects are placed in a plastic bag and packed in cartons with sample numbers listed on the outside;
5)	Pulverize the 350 g sample;
6)	Homogenize the pulp: it is then ready for assay;
7)	Samples are then analyzed by fire assay with an absorption atomic or gravimetric finish. A total of 30 g of representative material are subjected to the fire assay and to gravimetric finish.

The Pulp and Metallic Method was used to overcome sampling difficulties caused by coarse particles of gold, native silver or other similar metals that do not pulverize very well.

Swastika’s adaptation of this method for Gold Assay is as follows: pulverize the entire sample if possible, screen through a 100 Mesh sieve (other Mesh sizes can be used depending on sample size and allowable deviation). The -100 Mesh fraction is weighed, homogenized and assayed in duplicate using one assay tonne (30 g) portions. The +100 Mesh fraction (approximately 20 g) is weighed and entirely fused. The correction resulting from gold found in the metallic portion is incorporated into the final calculated result. The weight and grade of both fractions are also reported.

Following a study showing that there was a good correlation between fire assay with gravimetric finsh and metallic results, it was decided in 2011 to stop using the metallic method.

vi)	Quality Control

In 2007, during the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (“QA/QC”) data was done to address the three main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay was run with each sample batch. In addition, a replicate assay was run on every 10th sample to be used for checking the reproducibility of the assays.

The results of the field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2007.

In 2011 and 2012, the QA/QC program was still in place with the addition of certified standards applied to samples submitted to the laboratory (Swastika, Expert Laboratory of Rouyn-Noranda and Actlabs of Geraldton). Each laboratory has its own QA/QC program with the addition of analytical blank standards and certified reference standards to each batch of assays.

The assays supporting the Island Gold Mineral Resource estimate are based on sample preparation and analytical protocols that meet standard industry practice.

vii)	Security of Samples

In 2005, the core logging facility and core storage area were established on the Kremzar Mine and milling site. A trailer was installed on site and is used as a core logging facility. A separate room was installed for core sawing and sample packing. The cores are stored outdoors in covered racks or as separate cross-piles. There is a gate on the mine access road and there are personnel working on site at all times. Individual sample bags are sealed. The samples are placed in large rice fiber bags and placed on pallets. Shipping of samples is done by a transportation company. Once in Swastika, the samples are collected by Swastika Laboratories staff and brought to the laboratory. The underground channel samples are shipped to the River Gold laboratory in Wawa by Island Gold staff.

In 2012, a new and more functional coreshack was built near the old one on the Island Gold Mine site.

1.16.	Mineral Reserve and Mineral Resource Estimates

Proven and Probable reserves at the Island Gold Mine were estimated at 785,221 tonnes of ore at a grade of 5.60 g/t, for 141,456 ounces of gold at December 31, 2012. This compared with Proven and Probable reserves of 959,523 tonnes of ore at a grade of 5.57 g/t, for 171,814 ounces of gold at December 31, 2011. The decrease reflects gold sales of 41,686 ounces from this mine during 2012, partially offset by additional reserves obtained from 16,425 metres of definition drilling completed during the year. Proven and Probable reserves at December 31, 2010 were 818,066 tonnes of ore at a grade of 6.13 g/t for 161,197 gold ounces. The increase from 2010 to 2011 was attributable to definition drilling during 2011, the results of which allowed Island Gold to replace its 2011 annual gold production.

Estimated Measured and Indicated resources within the existing infrastructure of the Island Gold Mine decreased to 110,958 ounces of gold at December 31, 2012 from 153,920 gold ounces at December 31, 2011. While definition drilling during the year successfully reclassified some resources as reserves, the Corporation focused on advancing the deep exploration drilling program during 2012. Year-end 2011 estimated Measured and Indicated resources at the mine decreased from the December 2010 level of 188,511 gold ounces, following the successful transformation of resources into reserves as a result of definition drilling carried out during 2011.

Estimated Inferred resources were 55,744 ounces of gold at the end of 2012 versus 67,238 gold ounces at the end of 2011, and 138,732 gold ounces at December 31, 2010. The decrease in Inferred resources from 2010 to 2011 was primarily attributable to the reinterpretation of the Goudreau Zone following drilling and development work completed during 2011, the result of which was a year-over-year reduction in both tonnage and grade.

At December 31, 2012, Mineral Reserve and Mineral Resource estimates were supervised by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of the Corporation, who is a qualified person under Regulation 43-101. Factors and parameters used in the determination of the Mineral Reserve and Mineral Resource estimates are based on the knowledge of the Island Gold Mine as of December 31, 2012. The new estimated deep inferred resources of the C Zone were established using drill results obtained as of January 25, 2013.

The Mineral Reserve and Mineral Resource estimates were carried out in accordance with Regulation 43-101 recommendations and regulations. Mineral Resources and Reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as Regulation 43-101 recommendations and CIM regulations for both Mineral Resource and Reserve estimates have been fully complied with.

The source data and parameters used in the resource calculation correspond to knowledge acquired and best estimates as at December 31, 2012 with the exception of the C Zone at depth, which includes data obtained until January 25, 2013. Budget costs used in the evaluation are based on estimated and actual data, taking into account acquired experience.

i)	Mineral Reserve Estimates

General

The database and the parameters used to estimate the Mineral Reserves are based on the results from 2012, the forecast for 2013 and information available as at December 31, 2012 (January 25, 2013 for the C Zone at depth). The technical parameters were reviewed by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of the Corporation. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on mining methods. All these factors and parameters will be updated on an annual basis in order to account for changes in mining operations.

The conversion of Mineral Resources to Reserves is based on economic feasibility. As per Regulation 43-101, only Mineral Resources in the Measured and Indicated categories can be used to establish the estimate of Mineral Reserves.

ii)	Technical Parameters

The main parameters used to estimate Mineral Reserves and Mineral Resources are as follows:

  A cut-off grade of 3.0 g/t Au fixed with a gold price at CAN$1,450 per ounce with an exchange rate of CAN$1.00/US$1.00;

  Grade capping at 75 g/t Au for all zones;

  A minimum true thickness of 2.0 metres based on the mining method (longitudinal long holes);

  An average rock density of 2.82 t/m3 is defined;

  Ore mining recovery: 95% for designed stopes - pillars between stopes have been excluded;

  External dilution: a dilution rate of 10% to 25% for waste at a grade of 0.5 g/t Au is assumed for stopes (% varies in function of the stope width). A dilution rate of 30% is assumed for development;

  Excluded mill recovery of approximately 95%.

iii)	Estimation Methods

At the Island Gold Mine, the Gemcom GEMS 6.3.1 software was used to prepare the resource calculation. The reserve and resources estimates were calculated following two distinct methods. Reserve estimation was done with block model using an inverse distance to the power 2 calculation for Island Main, Lochalsh and Goudreau sectors and using Ordinary Kriging for Extension 1 and 2. Polygonal method was used for resource estimation between Island Main and Lochalsh, as well as for Extension 3 and Extension 1 and 2 deeper part resources estimation.

Regardless of the methods used, composites were established by the geological department for each drill hole and underground development face. The diamond drill hole composites were determined following an interpretation on vertical cross-sections and horizontal plans while the development composites were interpreted using the face mapping and assay results of each development face. Once individual composites were determined, each one was tagged in the database according to their individual zone name. Individual pierce points were generated on longitudinal sections for each zone. These longitudinal sections are a representation of an average plane through each mineralized zone.

For the polygonal method, construction of the polygons is completed on longitudinal sections. An area of influence of 20 metres was determined for the development composite and the diamond drill holes. A 10 metre influence was used on the lateral extremities of the development composite to limit their influence. When all polygons are generated, a combination of the development and drill hole pierce points is created. After the ore block limits are determined and the grade and tonnes of each reserve block are calculated, specific dilution and ore recovery are factored into the final reserve estimate.

All the geo-scientific data collected at the Island Gold Mine are entered into a Gemcom database. Internal procedures have been prepared in order to validate the information in the database. All this work is performed by the Island Gold Mine geology department and all steps, from data entry to layout drawings, follow strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

iv)	Cut-off Grade

The cut-off for the stope was established at 3.0 g/t Au. This cut-off was calculated using among other things 2012 production costs and anticipated 2013 production costs.

v)	Reserve Classification

More detailed descriptions regarding classification of Mineral Reserves at the Island Gold Mine are set out below.

Proven Mineral Reserves

Ore development was completed above, below or on both levels of the ore block. If only one level was developed, a minimum drill spacing of 20 metres was necessary to confirm the vein continuity. An economic feasibility was estimated by the engineering department of the Island Gold Mine to validate the block as reserves.

Probable Mineral Reserves

No development was done above or below. Since the information from the ore development was lacking, a maximum drill hole spacing of 20 metres center to center was necessary to validate the vein continuity inside the ore block. Economic feasibility was estimated by the engineering department of the Island Gold Mine to validate the block as reserves.

Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

As of December 31, 2012, the Mineral Reserves of the Island Gold Mine are estimated at:

Reserve Categories	Tonnes	Grade	Au1
	(metric)	(g/t Au)	(oz)
Proven	428,958	5.42	74,807
Probable	356,263	5.82	66,649

Total (Proven + Probable)	785,221	5.60	141,456
1.	Before mill recovery of 95%

As of December 31, 2012, the Mineral Reserves at Island Gold were 141,456 ounces of gold, calculated using a long-term gold price of CAN$1,450 per ounce and an expected mine life of approximately three years.

vi)	Mineral Resource Estimation

Mineral Resource Classification

Indicated Resources: A maximum drill hole spacing of 20 metres center to center is required to have a good control on the vein continuity, especially if no development was done above or below the ore block. No economic feasibility was done on the resource block. This last parameter differentiates these blocks from the probable reserve blocks.

Inferred Resources: These blocks are represented mainly by isolated drill holes with zones interpreted to be the continuity of the known mineralized zones. No economic feasibility was done on the resource block since the drill spacing is too sparse to warrant one.

C Zone resources estimation at depth:

The C Zone being defined at depth is typical of the Island Gold Mine mineralization with decimetric grey quartz veins, which often contain visible gold, inside plurimetric altered zones with disseminated pyrite.

The resource estimation of the C Zone was done in an area which extends over 400 metres laterally, between the -450 and -1,000 m elevations, below the Island Gold main mined zone. Inside this area, 88 surface and underground drill holes have been used to model the mineralized C Zone with a 3D wireframe, with a minimum true thickness of 2 metres. Mineralized C Zone intersects exist laterally to the West, but we consider that the hole spacing is presently too large for a resource estimation. Drilling in this West area will be done in 2013 from an underground exploration drift actually in progress to the –470 m level.

Resources were estimated by 3D block modeling (multifolder block model, block dimension of 10 m x 10 m x 4 m) with Gems software and using 2 metre composites. Grade estimation was done using an inverse squared distance weighted interpolation method. A minimum of 2 composites with a maximum of 30 within a spherical 75 metre search ellipse were used for the interpolation. A high grade assay capping value of 75 g/t Au was used (capping presently used at the Island Gold mine). A density of 2.80 t/m3 was used for tonnage calculation, which is based on one URSTM laboratory measurement completed on a composite sample of 4 C Zone core intercepts (a density of 2.82 is presently used at the Island Gold Mine).

Inside the modeled mineralized zones, resources were defined using a minimum average grade of 3.0 g/t Au. This cut-off (based on a gold price of CAN$1,450/oz) is presently used to define the Reserves at the Island Gold Mine. The resources area was cut into the C Zone wireframe using an extrapolation of about 30 metres from drill hole intercepts. All the blocks inside the clipped wireframe are counted in the resource. Inside the resource area, the drill spacing average 50 metres but it is not regular and there are areas with a larger spacing a well as areas with a smaller spacing.

Resources for the Island Deep C Zone are categorised as inferred, and a total of 1.5 million tonnes at a grade of 10.73 g/t for 508,000 ounces of gold have been estimated.

Table of Mineral Resources

As of December 31, 2012, the Mineral Resources of the Island Gold Mine are estimated at:

Resource Categories	Tonnes[1]	Grade[1]	Au
	(metric)	(g/t Au)	(oz)
Measured	28,531	5.58	5,115
Indicated	474,379	6.94	105,843

Total (measured and indicated)	502,910	6.86	110,958

Inferred	279,569	6.20	55,744
Inferred C Zone at depth[2]	1,473,658	10.73	508,142

Total inferred	1,753,227	10.00	563,886
1	Tonnages and grades of these resources do not include any dilution and have not been corrected with a mining recovery factor.
2	Established as at January 25, 2013

1.17.	Mining Operations and Metallurgy

The extraction method is by longitudinal long holes with a maximum panel length fixed by a hydraulic radius factor of 4.5.

The Island Gold ore is hauled by truck to the Kremzar mill located at an approximate distance of 0.8 km from the portal of the ramp. The Kremzar mill is a traditional gold recovery mill using a conventional Carbon in Pulp (“CIP”) process, with circuits for crushing, grinding, gold cyanidation and carbon-in-pulp and two electrowinning (“EW”) cells.

Gold recovery of the CIP circuit at the Kremzar mill is 95%.

For the 12 months ended December 31, 2012, 41,686 ounces of gold were sold from the Island Gold Mine at an average price of US$1,666 (CAN$1,665) per ounce. This compared to gold sales of 49,196 ounces at an average price of US$1,566 (CAN$1,549) per ounce in 2011. Cash costs at Island Gold increased in Canadian dollars during the last 12 months, from US$766 (CAN$758) in 2011 to US$884 (CAN$884) in 2012, primarily a reflection of the decrease in recovered grade and higher mining costs as fewer tonnes were processed.

		2012		2011		2010

Precious metals revenues (thousands of CAN$)		69,421		76,223		58,468

Ounces sold		41,686		49,196		45,865

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	884	884	766	758	783	806
Depreciation and depletion	181	181	161	159	115	118

Total	1,065	1,065	927	917	898	924

Average price obtained per ounce	1,666	1,665	1,566	1,549	1,238	1,275

C.	Exploration Projects and Other Properties

1.	General

Richmont Mines owns or holds interests in many mining properties at different stages of exploration. The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2012.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Monique	1994	18	100%
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%
1	The Corporation will be required to pay royalties if some of these properties are brought into commercial production.

The following table presents Richmont Mines’ exploration expenses in 2010, 2011, 2012 and the budgeted estimated amounts for 2013 (in thousands of CAN$).

	2013	2012	2011	2010
	$	$	$	$
	Estimated
Mines
Island Gold	6,311	10,969	5,549	4,561
Beaufor	2,793	1,432	803	2,250

	9,104	12,401	6,352	6,811
Other properties
Wasamac	1,133	9,477	6,647	1,712
Monique	352	744	2,284	289
W Zone	-	-	188	334
Other	1,855	459	184	997
Project evaluation	40	511	470	443

Exploration and project evaluation before depreciation and exploration tax credits	12,484	23,592	16,125	10,586

Depreciation	365	200	155	139
Exploration tax credits	(880)	(3,527)	(5,354)	(3,465)

	11,969	20,265	10,926	7,260

2.	Wasamac, Rouyn-Noranda, Quebec, Canada

2.1.	Location and Property Description

The Wasamac property is located approximately 15 km west of Rouyn-Noranda, Québec, within the heart of the Abitibi gold mining district.

2.2.	Description of Mining Rights

The Wasamac property consists of 3 mining concessions (CM 349, CM 364, and CM 370 for 757.65 ha) and a mining claim (CDC20098 for 1.71 ha) which cover a total area of 759.36 hectares in the Beauchastel township.

2.3.	Ownership of Mining Rights

The Corporation owns 100% of the Wasamac property.

2.4.	Mining Royalties

There are no royalties or back-in-rights related to any of the mining concessions.

2.5.	Environmental Obligations and Permits

Restoration work of drilling sites was done in 2012 and is expected to be completed in 2013. To the knowledge of the Corporation, all necessary permits and approvals were sought and obtained for the work completed to date.

2.6.	Infrastructure

In the past, the Wasamac Mine had an inclined shaft dipping to the North in the footwall of the Main Zone that was approximately 420 m deep. Drifting was done on 7 main levels (every 200 feet) until approximately -400 m below surface. Two lateral drifts accessed zones 1 and 2 towards the east (at the 400 foot and 800 foot levels). The mine was closed in 1971 and is now entirely flooded. All infrastructure was dismantled and equipment removed.

The surface rights covering the area of the old infrastructure and of the tailings pond are still owned by Richmont.

Hydro- Québec electric power is available from a provincial hydro line which runs along Provincial Highway 117.

The Ontario Northland Railway runs north of the property, parallel to Provincial Highway 117.

2.7.	Location of Mineralized Zones

The main mineralized zones currently known on the Wasamac property are located within the Wasa shear zone. This shear zone runs through the center of the property, and has an East-West orientation and a dip of about 50° to the North.

2.8.	Accessibility

The property is located 15 km west of Rouyn-Noranda, province of Quebec in Canada. It is easily accessible from the Provincial Highway 117 that joins Rouyn-Noranda and the little community of Arntfield. The Wasamac property is directly accessible from Provincial Highway 117 and from a secondary road (Rang des Cavaliers) which leads directly to it.

2.9.	Climate

The average temperatures are -17.2°C in January and +17.2°C in July based on measurements taken over 30 years in the area. There is an average of 61 cm of snow in December and 101.9 mm of rain in September.

2.10.	Local Resources and Infrastructure

Rouyn-Noranda (pop. 41,475) is a well established mining community offering a vast amount of services. The Horne copper smelter is the most important employer with a workforce of more than 500 employees. Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area. However, as several advanced staged projects are currently active in the vicinity, it is now more difficult to find, recruit and retain manpower.

2.11.	Physiography

The area straddles the coniferous and boreal zones. The forest cover is composed of 50% leafy and 50% resinous trees with a moderate commercial value.

The Abitibian forest is a living habitat able to support a wide diversity of mammals and birds. Amongst these, beavers and moose are the most common species. Meanwhile, the moose habitat is somewhat restricted by the absence of large coniferous covers, human activities and the close proximity of the town of Rouyn-Noranda. Beaver dams hinder the water flow in several areas (including the Wasamac property) and aquatic fur animals like muskrats, minks and otters can cohabit in such an environment.

2.12.	Exploration History

The Wasamac property has been the object of extensive past exploration work. The following section provides a brief exploration history.

Gold mineralization was originally discovered in 1936 by Mine d’Or Champlain through surface trenching work. Subsequent surface diamond drilling intersected encouraging gold values but geological continuity seemed erratic. A 60 metre shaft (Wildcat Shaft) was sunk and one underground level was developed.

In 1944, Mine d’Or Champlain changed its name to Wasa Lake Gold Mines and initiated a new exploration program. This led to the discovery of a new gold bearing zone, the Main Zone, located some 300 metres north of the Wildcat Zone.

During the period from 1945 to 1948, an inclined shaft was sunk at a 55° angle down to the 1,000 foot level which was followed by significant development work on five underground levels. Ore reserves established at the time stood at just over 2 million tonnes at an average grade of 5.28 g/t Au (Regulation 43-101 non-compliant).

In 1960, Barnat Mines Ltd., in association with Little Long Lac Gold Mines, gained control of Wasa Lake Gold Mines and changed its name to Wasamac Mines Ltd. A production decision was reached in 1964, and the underground workings were dewatered and rehabilitated and commercial production officially commenced on April 1st, 1965.

Between 1965 and 1971, nearly 1.9 M tonnes of ore from the Wasamac deposit were treated by Wasamac Mines Ltd. and after by Wrigth-Hargreaves Mines Ltd.

In May 1971, the mine ceased its operations due to low gold prices (approximately US$35/oz), increasing production costs and the abolishment of federal aid to the mining sector.

Consequently, very little exploration was conducted until 1974, when Lac Minerals carried out limited diamond drilling on the MacWin Zone and deep diamond drilling work on the Main Zone.

During the early 1980’s, Lac Minerals reactivated exploration work on the property; in 1980 they completed 80 km of maxmin, magnetometer and VLF ground geophysical surveys. This work was followed up with surface geological mapping, and in 1981 the Corporation drilled 64 surface holes totaling 7,375 metres in an attempt to:

  Verify the down dip extension of the Main Zone;

  Evaluate the surface pillar zone through definition drilling at 30 metre spacing; and

  Evaluate the down plunge extensions of the Mac Win, Wildcat and 2 zones.

In 1983, following pre feasibility work on the surface pillar recovery, Lac Minerals drilled an additional 1,880 metres from 33 surface holes at a 15 metre spacing in order to upgrade the level of confidence of this surface zone.

Many open pit studies were subsequently prepared for the surface pillar but low gold prices at the time prevented the Corporation from undertaking a production decision.

Following the option agreement with Lac Minerals in 1986, the exploration work conducted by Ressources Minières Rouyn (“RMR”, which later changed its name to Richmont Mines Inc. in 1991), which consisted of 11 surface holes totalling 3,710 metres, was aimed at further evaluating the surface pillar zone along with Zone 1 and Main Zone down dip extensions.

From November 1987 to June 1988, RMR dewatered the mine to a depth of 975 feet and rehabilitated the 400 and 800 foot levels in an attempt to explore the Zone 1 down dip extension through underground drilling. Once again, however, weak gold prices drove the Corporation to bring the project to a halt.

In 1994, Richmont restored the Wasamac Mine site. All surface installations were dismantled, the shaft was capped and the tailings re-vegetated.

From 1989 to 2002, exploration work on the property consisted of limited surface diamond drilling to keep the mining lease in good standing. A total of 8 surface holes were drilled during this period, totalling just over 4,500 metres. The main geological target was the Wasa shear zone at depth.

In 2002, Richmont re-activated exploration work on the Wasamac property in an attempt to evaluate the down plunge extension of the zones 1 and 2 at depth.

In 2011, a total of approximately 52,000 metres of drilling was completed on the Wasamac property.

In March 2012, the Corporation announced the results of an independent Regulation 43-101 compliant Preliminary Economic Assessment (“PEA”) for the Wasamac gold project. According to the PEA which assumed a gold price of CAN$1,350 per ounce, the estimated total potential mine life would be 14 years with production of 6,000 tonnes per day, and an annual production of 140,000 ounces of gold. The PEA similarly estimated that the total life of mine recovered production would be 1.75 million ounces of gold at an average cash cost of US$688 per ounce, or CAN$46.15 per tonne. The undiscounted cash flows of this project was estimated to be CAN$405 million with an internal rate of return of 7% and a payback of 8 years. This PEA was based on Regulation 43-101 compliant mineral resource estimates of 556,385 Au ounces of Measured and Indicated resources and 2,130,532 Au ounces of Inferred resources.

Following 2012 drilling results, measured and indicated resources are now estimated at 15.2 million tonnes at a grade of 2.86 g/t for 1.4 million ounces of gold and inferred resources are estimated at 18.8 million tonnes at a grade of 2.66 g/t for 1.6 million ounces of gold. In November 2012, Richmont announced that scheduled technical work and permitting efforts would continue as planned in 2013 at Wasamac, however, no additional exploration and development activities would be undertaken on the asset. This decision was made following several months of project optimization studies, from which Richmont concluded that alternative scenarios did not currently offer a meaningful economic improvement in the current gold price environment, over the initial Preliminary Economic Assessment outlined in the Corporation’s March 28, 2012 press release.

2.13.	Geological Setting

i)	Regional Geology

The Wasamac property is located within the Rouyn-Noranda mining district, in the Abitibi greenstone belt of the Superior Province of the Canadian Shield. The area consists mostly of felsic to mafic volcanic rocks of Archean age along with related dioritic sills which are concordant to the regional rock formations. These volcanic and intrusive rocks have generally been metamorphosed to the green schist facies.

The Superior Province is the largest exposed Archean craton in the world that hosts several world class gold deposits. It has yielded nearly 300 million ounces of gold from hundreds of deposits since the beginning of the twentieth century. One prominent characteristic of all significant gold deposits in the Superior Province is their occurrence within or immediately adjacent to greenstone belts. Another characteristic is their occurrence within major tectonic zones which comprise a series of shear zones. The Superior Province is divided into four major subprovince types: volcano-plutonic, plutonic, metasedimentary and high grade gneiss. The boundaries of these subprovinces are either major dextral, transcurrent, east-striking faults or zones of structural and metamorphic transition.

The greenstone belts which host the gold deposits occur as east-northeasterly trending ribbon domains in the volcano-plutonic terrains. They typically consist of mafic to ultramafic and felsic metavolcanics, interlayered with metasediments. The supracrustal rocks have been intruded by syn-volcanic plutons. Saturated and undersaturated felsic to mafic igneous rocks intruded into the greenstone belts in late Archean.

The metamorphic grade of most of the present greenstone terrains ranges from sub-greenschist to greenschist facies in the center, to lower amphibolite facies at the margin. Amphibolite facies contact metamorphic aureoles occur around intrusions into the greenstones.

ii)	Project Geology

Volcanic rocks of the Blake River Group which host the gold deposits are the principal Archean rock-types exposed in the study area. Rocks of the Blake River Group are bounded to the north by the Porcupine-Destor-Parfouru fault system and to the south by the Cadillac Fault. The Blake River Group is the youngest volcanic sequence in the Superior Province and forms a central volcanic complex which is characterized by cyclic bimodal andesite-rhyolite units of calc-alkaline and tholeiitic affinity. These units are underlain by the sedimentary rocks of the Timiskaming Group, which are themselves overlain by little deformed Proterozoic sedimentary rocks of the Cobalt Group along the south boundary. The volcanic rocks are intruded by two major intrusive rocks, mafic gabbro-diorite sills and stocks that are either synvolcanic or clearly post-tectonic. All lithologies, except for the syenites, are folded and metamorphosed.

Two large granitic bodies are located just north of the Wasamac property: the Flavrian and the Powell batholiths. These two bodies cross-cut the volcanic rocks and are located within the general axis of the Blake River Group syncline. Elsewhere on the property, diabase dykes of Proterozoic age and lamprophyre dykes are also found.

The property can be subdivided into two distinct volcanic sequences; the southeastern portion is characterized by massive mafic to intermediate flows, while the northern portion is underlain by an intercalation of mafic volcanic flows, felsic tuffs and brecciated rhyolite. These two volcanic sequences are separated by a subsidiary fault of the Larder Lake-Cadillac tectonic zone, called the Wasa shear zone, which crosses the entire length of the property from east to west.

Elsewhere on the property, several small mafic intrusive bodies composed of gabbro and diorite can be found. These intrusive bodies vary in size and seem to be generally concordant with the regional stratigraphy which runs east-west.

Below the Proterozoic Cobalt sediments, just south of the Wasamac property, the Larder Lake-Cadillac Fault cuts the Archean rocks and separates the rocks of the Blake River Group to the north with the sedimentary rocks of the Timiskaming Group to the south. Beside this major structure, the Archean rocks are also affected by two families of very different faults, one of which is related to the Wasa shear zone, and the other to the Horne fault. Like the regional structures, these faults and shear zones are nearly striking east-west. The Wasa shear zone is a reverse fault with a north dipping trend and is strongly hydrothermally altered on the Wasamac property. Most of the gold mineralization found on the property to date is related to the Wasa shear zone.

Only minor folding has been observed on the property. Schistosity varies between south-east to north-east with a northern dip of about 55 degrees and corresponds to regional schistosity. The stratigraphic high, from pillows observation, is towards the north.

iii)	Mineralization

The Wasa shear zone runs through the centre of the property in an east-west fashion. This shear zone, which trends at an azimuth of 265°, has a 50-60° dip to the north and a maximum thickness of 80 metres. To the west, the shear zone splits into two separate branches and becomes thinner, while to the east, the shear zone weakens as well and displays an average thickness of 25 metres. This shear zone is characterized by the development of a strong mylonitic fabric and an intense hydrothermal alteration which totally destroyed the primary structures and textures of the protolith. Mineral assemblages of rocks within the shear zone consist of chlorite, carbonate, hematite, albite and sericite in the middle of the zone. Gold is associated with a dissemination of fine pyrite in the altered portions of the shear zone.

The Wasa shear zone, which has been well drilled over its entire length, does not outcrop anywhere on surface.

During the production era, two gold bearing zones were mined, namely the Main Zone and the East N°1 Zone (now Zone 1), while two other less significant zones, the East N°2 (now Zone 2) and the MacWin zones, have only been delimited by diamond drilling.

Main Zone: Originally discovered in 1944 through surface drilling, the Main Zone can be described as a well laminated mineralized zone. It is located near the centre of the property, within the Wasa Shear and high grade parts displays true widths of 10-15 metres (up to 25 metres locally) over a strike length of 400 metres. Gold mineralization is associated with quartz, carbonate, sericite, albite, pyrite and chlorite inside the shear zone. Visible gold is rare and strong gold assays are generally associated with high silica content and a lot of fine grained pyrite. If the entire mineralized zone is considered, i.e. including lower grade parts, the width of the mineralized zone can reach over 50 metres.

Zone 1: Located some 400 metres east of the Main Zone, this zone has a similar mineralogical assemblage with the Main Zone. The high grade part displays true widths of 4.5 to 7.5 metres over a strike length of 150 metres. During the last phase of production work, underground development work was undertaken in an effort to mine this gold bearing lens but only limited tonnage was finally extracted. The thickness of the whole mineralized envelop is larger, up to 20 metres.

Zone 2: In September of 1944, surface drilling work intersected another gold bearing structure some 800 metres east of the Main Zone. The higher grade part of this zone has an average thickness of 3 to 6 metres over a strike length of 225 metres. The zone was partially developed from underground but no production was recorded. This mineralized zone is located in the upper part of the shear zone, near the hanging wall.

Zone 3: This mineralization was intersected with the 2002-2004 drilling. It is located in the lower part of the shear zone, near the footwall, below the MacWin Zone.

Zone 4: This new mineralized zone was discovered with the exploration drilling conducted in 2012. This small mineralized zone was intersected at the eastern edge of the property, it extends onto the neighboring Globex Mining Enterprises claim.

MacWin Zone: Formerly known as the Wingate Zone, this zone was found in 1945 near the eastern property boundary and is also located within the Wasa shear zone.

Wildcat Zone: Located approximately 300 metres south of the Main Zone, the Wildcat Zone was the first gold showing to be discovered on the property (1936). This gold bearing zone consists of a carbonate altered zone at the margins of a gabbroic unit. Gold mineralization is associated with quartz carbonate veinlets containing fine grained pyrite. The pyrite mineralization is also present throughout the altered halo as disseminations.

This zone, which has been interpreted as being erratic, was investigated through underground development work in 1937, but operations ceased a year later due to lower than expected gold grades. Further surface drilling was subsequently completed in 1944, but efforts failed to improve the grade. The Wildcat shaft was later used as a ventilation raise.

In 1981, Exploration Long Lac completed 18 holes over 1,562 m. These vertical holes showed a possible extension of the mineralization to the south-east. Also, RMR and Richmont previous drilling realized in this area showed a possible extension of the mineralized structure to the south-west.

2.14.	Drilling

i)	Previous Exploration Work

A considerable amount of exploration and development work was carried out on the Wasamac property since the discovery of the first gold-bearing veins. Successive underground developments have allowed for the discovery of additional resources along the Wasa Shear during the years the Main Zone was exploited.

The most recent exploration programs conducted on the Wasamac property were completed between 2002 and 2012 by the Corporation.

In 2002, in order to keep the property in good standing, the Corporation drilled a 420 metre surface hole on the property which targeted the down plunge extension of Zone 2. Drill hole WS-02-01 successfully intersected mineralization which yielded 4.15 g/t Au over a true width of 6.8 m.

In light of this positive result, the Corporation made the decision to follow up with a substantial surface drilling program in 2003, during which a total of 9,475 metres of surface diamond drilling was completed in 15 drill holes.

All of the drilling successfully intersected the Wasa shear zone at depth which demonstrates excellent continuity. Nine (9) drill holes from this program returned assay values above 4 g/t Au from the Wasa Shear intersections.

This surface drilling program was continued in 2004, during which 3,859 m of drilling were completed. Results from the 2002-2004 drill holes resulted in estimated Inferred Resources of 1.28 M tonnes grading 6.92 g/t of gold (286,000 oz), using a cut off of 4.45 g/t.

One hole began in 2005 and was only completed in 2006. Hole WS-05-21, over 745 m, cut the Wasa shear zone but returned only low gold values (0.91 g/t over 4.1 m).

In 2007, 2 holes over a total of 435 m were done on the west extension of the Wildcat Zone. Hole WS-07-22 cut the Wildcat structure with a gold intercept of 1.39 g/t over 6.6 m.

In 2008-2009, 3 exploration holes were done to test geophysical anomalies that could indicate parallel structure to the Wasa shear zone. Alteration zones were cut but returned no significant gold value.

In 2010, as a result of the favourable gold price, Richmont decided to restart work on the Wasamac property. Richmont began a 10,000 m drilling program on this property in May 2010, with the goal of reassessing resources using a lower cut-off grade in order to evaluate the potential for an underground bulk mining operation. Subsequent to favorable results being obtained, the 2010 drilling program was extended to 20,000 m.

Drilling was planned using a hole spacing of about 75 metres on a vertical longitudinal section. Drilling was concentrated mainly on Zone 2 with some holes drilled into Zone 1.

Three diamond drill rigs were used on the property for the 2010 program. Every hole was done on NQ core diameter from section 50W to 600E. Of the 33 holes completed, 31 reached their target. Holes WS-10-35 and WS-10-54 were stopped before completion, the first one due to drilling material stuck in the hole, and the second due to a too large deviation.

Three to four diamond drill rigs were used on the property for the 2011 program. Every hole was done NQ core diameter. A total of 78 holes were completed (11 were stopped and redone due to bad deviations) and 4 were not finished by the end of 2011. A total of approximately 52,000 metres were drilled on the Wasamac property in 2011.

Main results of the 2011 drilling program were:

  Confirmed the mineralization at the bottom of the Main Zone with a large thickness in the western portion, where gold mineralization is also found in the footwall of the shear zone;

  Widened Zone 2 at depth to the west and demonstrated its junction with Zone 1. Indicated also that Zone 2 remains open at depth;

  Better defined Zone 3, which has now been cut by more than 20 holes; Indicated that Zone 3 remains open at depth.

Some mineralized zones were also intersected near the Wasa shear zone. As their orientation is not yet well defined, they are not included in the resource calculation.

ii)	2012 Drilling

Several diamond drill rigs were also used on the property during the 2012 drilling program. Always with a diameter NQ, 87 exploration wells were drilled for a total of 42,809 metres. Most of these holes were drilled on private land, and agreements were reached with the respective owners. Also, to minimize disturbance to area residents, anti-noise walls were used and drilling schedules were adapted.

Main results of the 2012 drilling program were:

Main Zone resources at depth now account for almost all of the indicated category. Main Zone remains open at the east and at depth.

Zone 3 mineralization is now better defined, and it is still partly open at depth.

A fourth mineralized zone was intersected at the eastern edge of the property. This area continues into part on the neighboring property.

Silver grades were systematically assayed with gold. Also, samples of all the available mineralized intersections were also re-assayed for silver. The silver has now been included in the new resource estimate.

Nearly 45% of the Wasamac resources are now in the measured and indicated resource categories.

More extensive metallurgical tests were initiated on composite samples of drill core for the 4 main mineralized zones of the property. Results will be available in 2013.

Over twenty geotechnical drill holes were also carried out to verify the quality of the rock in the crown pillar and the hanging wall of the Main Zone and Zone 1. A large diameter drilling was also carried out to intersect existing developments of the former Wasamac mine and serve as dewatering well.

All applications for permits and certificates of authorization have been completed to begin the excavation of an exploration ramp and dewatering of the old mine. On November 29, 2012, Richmont Mines announced that, given the current market conditions and gold price and as alternative mining scenarios considered showed no improvement over the results of the PEA, that exploration work was being suspended.

In 2012, 13 holes totaling 10,136 metres were completed on 5 claims of the adjoining property that had been optioned from Globex Mining Enterprises. Only the small mineralized zone 4, at the edge of the two properties, was intersected. With these poor results and the decision to suspend exploration on the Wasamac property, Richmont Mines decided to terminate the option agreement with Globex, with whom it had the right to acquire 100% of these 5 claims. Under the terms of the agreement, Richmont Mines could abandon its right to exercise the option on these 5 claims at any time by giving a written notice to Globex to this purpose, 30 days before the date of withdrawal. After fulfilling of this obligation, the Corporation had no additional obligation to Globex.

iii)	Sampling

There is not a lot of information available about the rock sampling methods used underground, either for core drilling or wall sampling, from when the Wasamac Mine was in operation.

Since 2002, core description has been performed by the Corporation’s geological staff according to the Corporation’s standards. The Corporation’s geologists are members in good standing of the OGQ (Ordre des Géologues du Québec) or the OIQ (Ordre des Ingénieurs du Québec). Since 2010, logging has been done on the Francoeur minesite.

The data introduced in the logging software was:

  Log header, hole location and parameters, surveys;

  Descriptions of the main and sub geological units with their location;

  Mineralized zones with their mineralogy, attitude, thickness; and

  Structures, alterations and RQD (Rock Quality Designation).

Selected mineralized intervals were cut in half with a saw blade, one half being kept as a reference in core boxes, the other half being sent to Expert Laboratory in Rouyn-Noranda for gold grade determination. Transportation of samples to the laboratory was done by Richmont Mines’ personnel. The assay results and core descriptions were collected and put into sets of interpreted sections helping the geological staff to interpret and to plan the drilling.

The core boxes were marked with aluminium tags and moved to permanent storage in steel core-racks on the Francoeur minesite. Since 2003, most of the split cores left in core-boxes have been stored at the Francoeur Mine and remain available if other tests (gravimetric, metallogenic or petrographic studies) are needed.

Similarly, since 2009, rejects and pulps from the laboratory have been sent back to the Francoeur minesite.

iv)	Assays

We do not have any details about the analytical procedure used by laboratories before 2002.

During the 2002-04 surface drilling programs, diamond drill cores were logged and split at the Corporation’s core logging facility. Samples from one half of the cores were tagged and bagged and delivered directly to the Techni-Lab S.G.B. Abitibi Inc. assay office in Ste-Germaine-Boulé, QC (Techni-Lab). The other half remained in the appropriate core boxes for future verification.

Techni-Lab follows several procedures when batches of samples are received:

Sample Preparation

The samples are counted and classified. A project list is created and the sample identification numbers are compared with the order form provided by the client. Moreover, each sample is allocated two identification tags, one for the pulp and the other for the reject.

1.	Samples are classified by order of priority and placed in cake tins (4 rows of 12 tins);

2.	Wet samples are dried in an oven at 60°C for one hour;

3.	Bags to be used in the sampling process are allocated the project number and the sample ID;

4.	Each sample is crushed at -2 mm. The sample is then homogenized and "reduced" after several cycles in a "Riffle Jones" splitter to retain a 250 g portion; and

5.	This portion is then pulverized at 80% passing -200 meshes during 3 minutes in a ring pulveriser.

A form is filled and bags of pulp are numbered accordingly. A set of 24 crucibles, including a blank, a duplicate and a standard, is prepared. The crucibles are filled with 115 g of flux and a teaspoon of flour. A portion of the pulp is weighed (30 g) and added to the flux in the crucible. The content of each crucible is then homogenised.

1.	A 30 gram pulp sample is taken for analysis;

2.	Lead collection of the sample with a flux to obtain a lead button;

3.	Cupellation of the lead button to free the precious metal bead;

4.	Dissolution of the bead in "Aqua Regia";

5.	Measurement of the gold content by Atomic Absorption Spectrometry (AAS); and

6.

If the gold content is higher than 10,000 ppb, a second 30 gram pulp sample is taken following lead collection and cupellation but the measurement of the gold content is performed using gravimetry instead of AAS.

In 2011 and 2012, all the samples were sent to Expert Laboratory in Rouyn-Noranda. Nearly 20% of pulps and rejects from the mineralized zone were re-assayed by the laboratory Techni-Lab in Ste-Germaine-Boulé.

The sampling and assaying procedures of Expert Laboratory are:

Sample Preparation

1.	Receiving Samples

Upon receipt, samples are placed in numerical order and compared with the client packing list to verify receipt of all samples. If the client does not provide a packing list with the shipment, one will be prepared by the person unpacking the samples. If the samples received do not correspond to the client list, the client will be notified.

2.	Sample Preparation

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the roll crusher is adjusted and another test is done. Screen test results are recorded in the log book provided for this purpose. The sample is then riffled using a Jones type riffle to approximately 300 g. Excess material is stored for the client as a crusher reject. The 300 g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer, the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the log book provided for this purpose.

Gold Fire Assay Geochem

A 29.166 g sample is weighed in a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1mg of silver nitrate is added. The sample is then fused at 1,800 F for approximately 45 minutes. The sample is then poured into a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1,600 F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 X 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added. The sample is thoroughly mixed, allowed to settle and the gold is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until the result of the sample that was previously in each crucible has been obtained. Crucibles that have had gold values of 200 PPB are discarded. The lower detection limit is 5 PPB and samples assaying over 1,000 PPB are checked gravimetrically.

Gold Fire Assay Gravimetric

A 29.166 g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2mg of silver nitrate is added. The sample is then fused at 1,800 F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool, after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1,600 F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the result of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

v)	Quality control

For the 2011 and 2012 drilling program, a QA/QC procedure was followed. A certified standard from Rocklabs and a blank was inserted in every batch of 20 samples sent to Expert Laboratory.

vi)	Security of Samples

The samples are prepared in the exploration core shack located on the Francoeur Mine site where access is limited to the exploration staff. The samples are transported to the laboratory by the staff of Richmont.

2.15.	Mineral Resource Estimates

The Mineral Resource estimation was carried out by Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines, a member of a professional association and a qualified person as defined by Regulation 43-101.

The Mineral Resource inventory was realized in accordance with the recommendations as set by Regulation 43-101. The classification of the Mineral Resources is following the general guidelines as adopted in December 2005 by the Canadian Institute of Mining “CIM” council.

i)	Technical Parameters

The new Mineral Resource estimate was done with all the assays results of the 2012 drilling program and after the reception of a re-interpretation of the continuity of the mineralized bodies in the Wasamac shear zone.

The method and parameters used for the resource calculation were as follows:

Interpretation and construction of the 3D envelope of the mineralized zones was done using section and plan views. Mineralized intercepts were coded by zone and all the intercepts, surface DDH, underground DDH and face, were verified.

A high grade assay capping value of 35 g/t Au was used as defined in the statistic review done by Belzile Solutions Inc. (“BSI”) in 2010.

Two metre composites were created in all the mineralized intercepts and coded by zone. For the creation of the composites, the software was set in a way to use the whole intercept, the composite length was therefore adjusted to make all intervals equal.

The Mineral Resource was estimated by 3D block modeling (Block dimension of 4 m x 4 m x 5 m wide) with Gems software and using 2 m composites. All of the underground developments and stopes were modeled in three dimensions. All the blocks located inside the stopes and developments were eliminated from the model (tonnage and grade equalled to zero).

Grade estimation was done by ordinary kriging using parameters based on a statistical study on gold and silver, realized by Belzile Solutions Inc.(BSI) with the majority of 2012 results.

A density of 2.8 t/m3 was considered for tonnage calculation in mineralized zones. This tonnage factor is consistent with historical records and with the URSTM laboratory’s measurements completed in 2010 and 2011.

Grade estimation was verified and compared with an inverse square distance interpolation in Zone 2.

Inside the modeled mineralized zones, criteria to define the Mineral Resource was a minimum of 4 m true width with a minimum average grade of 1.5 g/t of gold. This cut-off was established using a gold price of US$1,450/oz. To calculate the Mineral Resources inside each zone, lines were traced on a longitudinal section (to define blocks with at least a minimum true width of 4 metres and a minimum average grade of 1.5 g/t) and used to clip the blocks. Only the blocks inside the line were put into the Mineral Resources.

ii)	Mineral Resource Estimation

The Measured and Indicated Resources of the five Wasamac mineral zones total 15,251,529 tonnes grading 2.86 g/t Au and 0.57 g/t Ag for 1,402,263 ounces of gold and 280,190 ounces of silver. The Mineral Resources in the Inferred category total 18,758,786 tonnes grading 2.66 g/t Au and 1.73 g/t Ag for 1,605,388 ounces of gold and 1,043,978 ounces of silver.

Mineral Resource Classification

Resources classification was based on the criteria proposed in BSI’s 2012 statistical review of the Wasamac project. For the Main Zone: Measured resources correspond to the blocks interpolated in the first pass of kriging (7 metres x 10 metres x 10 metres search ellipse with a minimum of 3 and a maximum of 8 composites and a maximum of 2 composites from the same hole); Indicated resources correspond to the blocks interpolated in the second pass of Kriging (12 metres x 60 metres x 45 metres search ellipse with a minimum of 3 and a maximum of 8 composites and a maximum of 2 from the same hole); Inferred resources correspond to the blocks interpolated in the third pass of Kriging (10 m x 80 m x 60 m search ellipse with a minimum of 1 and a maximum of 8 composites and a maximum of 2 composites from the same hole). Similar parameters were used for zones 1 to 4. The interpolation was performed on gold and silver with the same settings for Main zone, zone 3 and zone 4. The search ellipses are different for gold and silver in zones 1 and 2.

Table of Mineral Resources

Following the Mineral Resources calculation, the Mineral Resources at Wasamac as of December 31, 2012 were estimated as follows:

Resource Category	Tonnes[1]	Grade[1]	Grade	Au	Ag
	(metric)	(g/t Au)	(g/t Ag)	(oz)	(oz)
Measured	3,124,480	2.75	0.02	276,536	2,496
Indicated	12,127,049	2.89	0.71	1,125,727	277,695

Total (measured and indicated)	15,251,529	2.86	0.57	1,402,263	280,190

Inferred	18,758,786	2.66	1.73	1,605,388	1,043,978
1	Tonnage and grades of these resources do not include any dilution and have not been corrected by a mining recovery factor.

Resources Identified by Zone

Crown Pillar: Mineralization which is located in the first 100 metres below surface. Most of this material above the old mine in the Main Zone and in the top of zones 1 and 2 is classified in the Measured and Indicated categories. Also, pillars and mineralization (over the cut-off grade) left on the footwall and the hanging wall of the existing stopes in the Main Zone are included in the Inferred category.

Main Zone: This zone extends from surface to –600 metres, and a high grade portion was mined between –50 and –350 metres. This zone contains more than two-thirds of the Measured and Indicated Resources. Below the crown pillar, resources in the Main Zone are divided into two parts: (1) Main Zone (Old mine): Pillars and mineralization (over the cut-off) that is left on the footwall and the hanging wall of existing stopes. All of these resources are included in the Inferred category; (2) Main Zone: Located at the bottom of the old mine, this area was only partly developed and almost not mined. With a dimension of about 300 metres x 300 metres and an average horizontal thickness of 30 metres, a little less than half of these resources are in the Measured and Indicated categories. A small mineralized zone was estimated separately (HW zone). Resources of the Main Zone at depth are now mostly all in the Measured and Indicated categories.

Zone 1: This zone extends from surface to –700 metres with a lateral extension of about 200 metres and an average horizontal thickness of 16 metres. It was partly developed and mined in the upper part. It joins the west part of Zone 2 at depth. Resources in Zone 1 correspond to the mineralization below the Crown Pillar, and they represent almost all of the remaining Measured and Indicated resources.

Zone 2: This area contains half of the Inferred resources. It extends from surface to –1,000 metres and spans up to 400 metres laterally with an average horizontal thickness of 13 metres. It remains partly open at depth. The majority of these resources, below the Crown Pillar, are in the Inferred category.

Zone 3: This zone has now been tested with more than 25 drill holes. It extends from an elevation of –200 metres to –600 metres, continues laterally over 350 metres, and has an average horizontal thickness of 11 metres. The majority of these resources are in the Inferred category. This zone remains partly open at depth.

Zone 4: This small mineralized zone is currently defined by 5 boreholes. It ranges from -400 m to -550 m elevation and is defined laterally over a hundred metres on the property. This zone remains open at depth, and has an average thickness of 9 metres.

3.	Monique, Val-d’Or, Quebec, Canada

3.1.	Location and Property Description

The Monique property is located 25 km east of Val-d’Or, in the province of Quebec. The property is located approximately 10 km east of the Beaufor Mine and 50 km from the Corporation’s Camflo Mill. The property can be reached from Rouyn-Noranda via Highway 117 to the town of Val-d’Or, and then by a secondary road that leads directly to the property.

The Monique property consists of 18 mining claims which represent a total area of 538.7 hectares. On December 21, 2010, the Corporation signed an option agreement with SOQUEM Inc. (“SOQUEM”) to acquire the remaining 19% interest of the Monique property. Under terms of the option agreement with SOQUEM, Richmont Mines paid an amount of CAN$350,000 upon signing the Agreement, and completed exploration work in the amount of more than CAN$400,000 before February 28, 2011, and acquired the residual 19% interest of the Monique property.

Richmont Mines will grant a 0.38% NSR (Net Smelter Return) royalty to SOQUEM in the event that the property reaches commercial production. Similarly, Richmont Mines will assume the royalty obligations that exist on 8 out of the property’s 18 claims, payable to Exploration Concorde Ltd., equal to 5% net profit interest.

Gold mineralization on the Monique property is mainly associated with three deformation zones that cross the Property with an orientation of 280° and a 75° - 80° dip to the north. Gold mineralization is defined by a network of quartz/tourmaline/carbonate veins and veinlets, measuring 1 cm - 10 cm, with disseminated sulphides in the altered wall rocks. Free gold is observed frequently in the veins. A total of 12 gold zones have been observed on the Property over the years, the most promising being the A, B, G and J zones.

In 2011, Richmont completed an 8,117 metre exploration drill program on the G and J zones of the Monique project. Results obtained from the G Zone include 2.18 g/t Au over 6.69 metres and 2.47 g/t Au over 6.21 metres (true width), and results obtained from the J Zone include 6.92 g/t Au over 3.30 metres, 3.24 g/t Au over 6.21 metres, and 2.88 g/t Au over 9.16 metres (true width).

In December 2011, Richmont announced estimated Indicated open pit resources for the G and J zones totalling 728,164 tonnes at a grade of 2.35 g/t Au for 55,112 ounces of gold.

A Regulation 43-101 report on the Monique property resource estimate was filed on SEDAR (www.sedar.com) on February 3, 2012.

3.2.	Environmental Obligations and Permits

A closure plan was developed in conjunction with Roche Ltd, Consulting Group, that was submitted to the Ministère des Ressources naturelles on March 18, 2013. Financial guarantees will be submitted following the approval of the plan.

3.3.	Work completed in 2012

The Corporation obtained the required approval to complete a bulk sample during 2013. If the bulk sampling phase is successful, a reserve calculation will be completed and open pit mining of the G and J zones would begin. The material will be treated at Richmont’s Camflo Mill.

Table of Reserves and Resources1

		December 31, 2012			December 31, 2011
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

ISLAND GOLD MINE[2]
Proven Reserves	428,958	5.42	74,807	498,727	5.66	90,776
Probable Reserves	356,263	5.82	66,649	460,796	5.47	81,038
Proven + Probable Reserves	785,221	5.60	141,456	959,523	5.57	171,814
Measured Resources	28,531	5.58	5,115	4,750	5.12	781
Indicated Resources	474,379	6.94	105,843	674,608	7.06	153,139
Measured + Indicated Resources	502,910	6,86	110,958	679,359	7,05	153,920
Inferred Resources	279,569	6.20	55,744	344,382	6.07	67,238

ISLAND GOLD DEEP[5]
Inferred resources	1,473,658	10.73	508,142	-	-	-

BEAUFOR MINE[2]
Proven Reserves	73,725	5.87	13,906	81,822	6.56	17,251
Probable Reserves	122,420	6.40	25,208	94,106	6.97	21,080
Proven + Probable Reserves	196,145	6.20	39,114	175,928	6.78	38,331
Measured Resources	89,562	5.46	15,788	77,581	5.68	14,157
Indicated Resources	684,718	6.57	144,475	708,987	6.71	152,904
Measured + Indicated Resources	774,280	6.44	160,263	786,568	6.61	167,061
Inferred Resources	901,568	6.46	187,274	860,199	6.55	181,099

GOLD PROJECTS

FRANCOEUR MINE[3]
Proven Reserves	8,439	4.52	1,226	52,626	5.14	8,700
Probable Reserves	-	-	-	452,061	4.74	68,880
Proven + Probable Reserves	8,439	4.52	1,226	504,687	4.78	77,580
Measured Resources	39,947	5.89	7,570	5,981	4.65	895
Indicated Resources	280,119	6.55	59,017	27,320	4.10	3,604
Measured + Indicated Resources	320,066	6.86	66,587	33,301	4.20	4,499
Inferred Resources	17,949	7.17	4,135	41,240	4.35	5,771

WASAMAC
Measured Resources	3,124,480	2.75	276,536	1,923,218	2.87	177,485
Indicated Resources	12,127,049	2.89	1,125,727	4,839,237	2.44	378,900
Measured + Indicated Resources	15,251,529	2.86	1,402,263	6,762,455	2.56	556,385
Inferred Resources	18,758,786	2.66	1,605,388	25,686,159	2.58	2,130,532

W ZONE[2]
Probable Reserves	132,251	7.21	30,680	132,342	7.25	30,860
Indicated Resources	107,511	6.76	23,377	68,457	6.94	15,273
Inferred Resources	5,589	7.95	1,429	4,510	7.49	1,086

MONIQUE[4]
Indicated Resources	728,164	2.35	55,112	728,164	2.35	55,112
Inferred Resources	11,605	0.97	362	11,605	0.97	362

		December 31, 2012			December 31, 2011
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

TOTAL GOLD
Proven + Probable Reserves	1,122,056	5.89	212,476	1,772,480	5.59	318,585
Measured + Indicated Resources	17,684,460	3.20	1,818,560	9,058,303	3.27	952,250
Inferred Resources	21,448,724	3.43	2,362,474	26,948,095	2.75	2,386,088
1	Resources presented are exclusive of reserves.
2	In 2012, based on a price of US$1,450/oz and an exchange rate of 1.00 (in 2011, a price of US$1,200/oz and an exchange rate of 1.00 was used).
3	Francoeur Mine closed in November 2012. Broken, recoverable, stockpiled ore. Reserves and resources as at December 31, 2011 were adjusted to reflect the re-evaluation completed in June 2012.
4	Open pit resources established as of December 31, 2011, using a gold price of US$1,200/oz and an exchange rate of 1.00.
5

Established on January 25, 2013 based on a price of US$1,450/oz and an exchange rate of 1.00. A 43-101 technical report will be filed on SEDAR within 45 days following the press release issued on February 25, 2013.

D.	Regulation 43-101 – Standards of Disclosure of Mineral Projects

Mineral Reserve and Mineral Resource calculations for the Corporation’s material properties were established by “qualified persons” as defined under Regulation 43-101, and their names are set out in the table below. These reserve and resource estimations were reviewed by Mr. Daniel Adam,P.Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines.

Mines	Qualified Persons	Titles
Beaufor Mine and	Jessy Thelland, P. Geo.	Senior Geologist, Beaufor Mine
W Zone project	François Chabot, Eng.	Manager, Beaufor Mine and Monique Project

Island Gold Mine	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division
(supervision)
	Daniel Vachon, Eng.	Chief Engineer

Island Gold Deep	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division

Francoeur Mine	Marc-André Lavergne, Eng.	Francoeur Mine Manager
	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration Corporate division
	Pierre Rivard, P.Geo.	Production Geologist

Wasamac Project	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division

Monique Project	Raynald Vincent, Eng., M.G.P.	Chief Exploration Projects, Corporate division

E.	Other Aspects of the Business

1.	Camflo Mill Inc.

The Camflo Mill processed a total of 185,511 tonnes, including 62,204 tonnes from the Francoeur Mine, in 2012.

2.	Environmental Obligations and Permits

The closure plan for the Camflo Mill was approved and revised in 2008 by the Ministère des Ressources naturelles (the “MRN”). The closure plan had to be renewed for 2013, but following discussions with the MRN, it was agreed that the filing of a new plan will be delayed in order to include new water ponds that are required to be built by 2015 at the latest.

To the knowledge of the Corporation, all necessary permits and approvals were sought and obtained.

3.	Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation’s central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The whole of gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

The following table sets out the annual average gold price (London PM fix) in U.S. over the past five years:

(US$)
2008	872
2009	972
2010	1,225
2011	1,572
2012	1,669

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines may occasionally use put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such contracts are previously approved by the Corporation’s Board of Directors.

Gold bars are carried between the mills and the refinery by commercial armoured truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Corporation’s Board of Directors).

As at December 31, 2012, Richmont Mines had not entered into any gold derivatives contracts.

4.	Environment

Richmont Mines’ principal operations are the production of gold from mining development, extraction and processing of minerals, and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations with respect to activities related to natural resources and the protection of the environment.

Environmental protection legislation applicable to the Canadian mining industry mandates high standards for the reduction or elimination of emissions, deposits, and issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in emissions, deposits, issuance or release of contaminants into the environment or may affect the quality of the environment.

4.1.	Quebec & Ontario

Provincial legislation in Quebec and Ontario in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act provides for the rehabilitation and restoration of lands affected by mining activities. In Ontario, approval for any plan for the rehabilitation and restoration of land affected by a Corporation’s operations is given by the Ministry of Northern Development and Mines (“MNDM”), while in Quebec it is given by the MRN. Corporations must comply with the plan and provide a financial guarantee to that effect.

In Quebec, when a corporation commences mining operations, it must submit its rehabilitation and closure plan before the beginning of its activities. In Ontario, the plan must be approved before the beginning of commercial production; moreover, a local public consultation must also be held.

The Ministries may enjoin a corporation who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the Corporation does not comply with such requirements, the MRN and the MNDM may have the rehabilitation and restoration work executed by a third party, at the Corporation’s cost.

Richmont Mines does not foresee any specific difficulty in meeting the requirements under the Mining Act (Quebec) and the Mining Act (Ontario).

Richmont Mines holds certificates of authorization issued by the Ministère du Développement durable, de l’Environnement, de la Faune et des Parcs (the Ministry of Sustainable Development, Environment, Wildlife and Parks, the “MDDEFP”) with respect to its mining operations in Quebec (Beaufor Mine, Francoeur Mine, Monique project and Camflo Mill) and by the Ontario’s Ministry of the Environment for its Island Gold Mine, located in Ontario.

5.	Employees

Richmont Mines offers its employees compensation that includes attractive benefits and a stock option plan. As at December 31, 2012, Richmont Mines employed a total of 471 employees compared with 489 a year earlier.

A first collective agreement for a three-year period ending December 31, 2006 was entered into with the employees of the Camflo Mill in May 2004. On April 13, 2010, this agreement was renewed for a second three-year period ending December 31, 2012. No assurance can be given that the Corporation will be successful in renewing the collective agreement in the future. The Corporation is presently negotiating the renewal of the collective agreement that expired on December 31, 2012.

The employees of the Beaufor Mine and the Island Gold Mine are not unionized and labour relations are satisfactory.

IV. CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information has been derived from the consolidated financial statements included in the annual report of Richmont Mines for the year ended December 31, 2012, and should be read in conjunction with these statements and the accompanying notes.

A.	For the Last Three Fiscal Years

	Years ended December 31
	(thousands of Canadian dollars
	except per share data)
	2012	2011	2010

Revenues from precious metals	101,148	118,239	87,182

Net earnings (loss) from continuing operations	(2,977)	26,043	9,304
Net loss from discontinued operation	(42,038)	(125)	(98)

Net earnings (loss)	(45,015)	25,918	9,334

Basic earnings (loss) per share
Earnings (loss) from continuing operations	(0.08)	0.81	0.33
Loss from discontinued operation	(1.20)	-	-

Basic net earnings (loss)	(1.28)	0.81	0.33

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	(0.08)	0.80	0.32
Loss from discontinued operation	(1.20)	-	-

Diluted net earnings (loss)	(1.28)	0.80	0.32

Total assets	148,244	167,990	115,305

Long-term debt	702	-	-

Working capital	54,296	68,711	43,880

Equity	118,363	134,134	94,791

B.	Dividend Policy

The Corporation has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its current policy is to retain earnings to finance its capital expenditures and exploration programs. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

V. CAPITAL STRUCTURE

Richmont Mines’ capital stock is composed of an unlimited number of common shares, with no par value.

Common Shares (in thousands)	2012	2011	2010

Weighted average outstanding	35,055	31,813	28,687
Outstanding as of December 31	39,566	33,110	31,230
Diluted as of December 31	42,413	34,992	33,541
Closing price as of December 31 (TSX)	CAN$2.99	CAN$10.94	CAN$5.11

The holders of the common shares are entitled to one vote per share at all meetings of shareholders of the Corporation and are entitled to dividends, if and when declared by the directors of the Corporation, and to the distribution of the residual assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation.

Repurchase of shares

In 2012, the Corporation did not repurchased any common shares as its normal course issuer bid expired on December 4, 2009 and was not renewed.

Omnibus Long-term incentive Plan

The Corporation offers a long-term incentive plan that permits the granting of options (“Options”), restricted share units (“RSUs”), share appreciation rights (“SARs”), deferred share unit (“DSUs”) and retention awards (“Retention Awards”) to directors, officers, senior executives and other employees, consultants and service providers providing ongoing services to the Corporation.

VI. MARKET FOR SECURITIES

The Corporation’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange Market (NYSE MKT) under the ticker symbol “RIC”.

Toronto Stock Exchange (TSX) (CAN$)

2012	Share volume	High	Low	Close
January	2,317,793	12.98	10.74	12.48
February	3,516,217	12.57	9.76	10.12
March	4,800,541	10.39	7.53	7.77
April	2,881,696	7.94	6.33	6.91
May	2,056,112	7.26	4.97	6.01
June	2,064,642	6.98	4.48	4.73
July	2,548,803	4.67	3.30	3.54
August	1,357,914	4.46	3.44	4.11
September	2,238,924	5.37	4.06	4.69
October	2,562,238	4.75	3.80	3.98
November	2,070,222	4.08	2.77	2.82
December	1,846,735	3.15	2.69	2.99
Annual summary	30,261,837	12.98	2.69	2.99

New York Stock Exchange Market (NYSE MKT) (US$)

2012	Share volume	High	Low	Close
January	5,341,343	12.91	10.63	12.37
February	7,502,455	12.60	9.89	10.20
March	7,595,662	10.55	7.53	7.78
April	4,779,348	7.93	6.35	6.98
May	4,948,924	7.38	4.91	5.87
June	4,511,469	6.77	4.32	4.63
July	4,781,091	4.81	3.23	3.52
August	3,596,613	4.50	3.42	4.16
September	7,153,428	5.40	4.12	4.76
October	5,172,817	4.86	3.88	4.00
November	4,700,932	4.10	2.78	2.86
December	4,866,685	3.19	2.71	3.01
Annual summary	64,950,767	12.91	2.71	3.01

VII. DIRECTORS AND OFFICERS

Names, municipalities of residence, offices and principal occupations of the directors and executives officers of the Corporation are as follows:

				Number of	Number of
	Office held			shares owned	options held
Name and Municipality of	with the		Director or	on March 26,	on March 26,
Residence	Corporation	Principal Occupation	Officer since	2013[1]	2013
H. Greg Chamandy[7]	Executive	Businessman	May 14, 2009	5,016,363[2]	457,000
Westmount, QC, Canada	Chairman of the Board
Paul Carmel	President and	President and CEO of	May 22, 2012	63,000	324,675
Westmount, QC, Canada	CEO	Richmont Mines Inc.
Réjean Houle[4,5]	Director	Ambassador,	Jan. 27, 1989	76,500	65,000
Lasalle, QC, Canada		Canadien Hockey Club Inc.[6]
Eberhard Scherkus[3,4]	Director	Mining Consultant	April 12, 2012	60,000	170,700
Oakville, ON, Canada
Elaine Ellingham, Eng.[4,7]	Director	Geologist, President	Feb. 4, 2010	-	130,000
Toronto, ON, Canada		of Ellingham Consulting Ltd.
Sam Minzberg[3,5]	Director	Lawyer Partner,	Feb. 4, 2010	-	130,000
Westmount, QC, Canada		Davies Ward Phillips
		& Vineberg LLP
Michael Pesner, CPA, CA3,5,7	Director	President, Hermitage	Nov. 1, 2010	-	126,000
Montreal, QC, Canada		Canada Finance Inc.
Pierre Rougeau	Executive	Executive Vice	December 3,	-	100,000
Beaconsfield, QC, Canada	Vice-President	President and CFO of	2012
	and CFO	Richmont Mines Inc.
Daniel Adam	Vice-	Vice-President,	March 10,	35,200	35,000
Rouyn-Noranda, QC, Canada	President,	Exploration of	2008
	Exploration[9]	Richmont Mines Inc.
Christian Pichette, Eng.,	Executive	Executive Vice–	Oct. 6, 2005	50,100	100,200
M.Sc.	Vice-	President and Chief
Brossard, QC, Canada	President and	Operating Officer of
	Chief Operating Officer[8]	Richmont Mines Inc.
Nicole Veilleux, CPA, CA	Financial	Financial Director of	March 1, 2006	35,000	105,300
Rouyn-Noranda, QC, Canada	Director	Richmont Mines Inc.

				Number of	Number of
	Office held			shares owned	options held
Name and Municipality of	with the		Director or	on March 26,	on March 26,
Residence	Corporation	Principal Occupation	Officer since	2013[1]	2013
Sidney Horn	Corporate	Lawyer, Stikeman	Dec. 15, 2009	-	130,000
Outremont, QC, Canada	Secretary	Elliott LLP
Mélissa Tardif	Assistant	Legal Advisor of	August 8,	-	20,000
Ste-Gertrude-Manneville,	Corporate	Richmont Mines Inc.	2011
QC, Canada	Secretary
1.	As the Corporation has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.
2.

Of this number, 4,020,854 and 33,704 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

3.	Member of the Audit Committee.
4.	Member of the Environmental, Health and Safety Committee.
5.	Member of the Human Resources and Compensation Committee.
6.	National Hockey League Team.
7.	Member of the Governance and Ethics Committee.
8.	Mr. Christian Pichette was nominated Executive Vice-President and Chief Operating Officer on May 10, 2012.
9.	Mr. Daniel Adam was nominated Vice-President, Exploration on February 25, 2013.

The Corporation does not have any other committee other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated beside their respective names during the last five years, with the exception of Mr. Christian Pichette who, prior to May 10, 2012, was Vice President, Operations of Richmont Mines, Daniel Adam, who, prior to February 25, 2013 was General Manager, Exploration of Richmont Mines, Ms. Mélissa Tardif who, prior August 2011, was a lawyer in a property management company, Mr. Paul Carmel, who, prior to May 22, 2012 was the Managing Director and Head of Mining – Investment Banking for Desjardins Capital Markets, Pierre Rougeau, who, prior to January 2011 was a Vice-President, operations and sales for AbitibiBowater Inc. and Mr. Ebe Scherkus, who, prior to April 12, 2012, was working as President and Chief Operating Officer at Agnico-Eagle Mines Ltd.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The directors and officers mentioned above own a total of 5,336,163 common shares of Richmont Mines, which represents 13.48% of the 39,596,103 common shares issued and outstanding of Richmont Mines as at March 26, 2013.

VIII. AUDIT COMMITTEE

A.	Audit Committee’s Charter

The audit committee’s charter is set out in Schedule A hereto.

B.	Composition of the Audit Committee

The audit committee is composed of Mr. Michael Pesner, Chairman of the Audit Committee, Mr. Eberhard Scherkus and Mr. Sam Minzberg. All members of the audit committee are independent and financially literate as defined in National Instrument 52-110 Audit Committees (“NI 52-110”).

1.	Relevant Education and Experience

Mr. Pesner is a CPA, CA and is President of Hermitage Canada Finance Inc., a Corporation that specializes in financial advisory services. Previously, Mr. Pesner was a Senior Partner in Financial Advisory Services at the Montreal offices of KMPG, prior to which he was National Executive, Corporate Recovery Partner at KMPG predecessor firm Thorne Ernst & Whinney. Mr. Pesner also serves on the Board of Directors of the following public companies: Quest Rare Minerals Ltd., Mint Technology Corp., Bitumen Capital Inc., Le Château Inc. and Unite Capital Corp.

Mr. Scherkus recently retired as President and Chief Operating Officer of Agnico-Eagle Mines Ltd. after a 27 year career. Mr. Scherkus is a graduate of McGill University (B.Sc.), a member of the Association of Professional Engineers of Ontario and past president of the Quebec Mining Association. He also serves as Chairman of the Board of Premier Gold Mines ltd. and Stornaway Diamond Corporation.

Mr. Minzberg is a senior partner with the law firm Davies Ward Phillips & Vineberg, LLP in Montreal, and is a member of the firm’s Management Committee. Mr. Minzberg specializes in corporate, commercial and tax law. He was previously President and CEO of Claridge Inc., a management and holding company on behalf of the Charles R. Bronfman Family. Mr. Minzberg also serves on the Board of Directors of Quebecor Média Inc., HSBC Bank Canada and Reitmans (Canada) Ltd.

2.	Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has never relied on the exemptions provided in Parts 2 and 3 of NI 52-110 or an exemption from NI 52-110 or any part thereof granted under Part 8 of NI 52-110.

3.	Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Board of Directors has never refused to adopt a recommendation of the audit committee with respect to the nomination or compensation of the external auditor.

4.	Pre-Approval Policies and Procedures

The Committee pre-approves all permissible non-audit services and all audit, review or other engagements, and advises the Board on compensation, fees and terms for such services provided by the auditors.

5.	External Auditor Service Fees

5.1.	Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last three financial years are the following:

Nature of services (in CAN$)	2012	2011	2010
Audit services*	133,000	175,500	187,000
*	Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

5.2.	Audit-Related Fees

The aggregate fees billed for each of the last three financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Corporation’s financial statements are described in the following table:

Nature of services (in CAN$)	2012	2011	2010
Special work	25,050	69,800	82,800

5.3.	Taxation Fees

The aggregate fees billed for each of the last three financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services (in CAN$)	2012	2011	2010
Review quarterly estimate	10,125	10,125	10,000
Planning and tax advice	7,925	16,250	7,950

5.4.	All Other Fees

The aggregate fees billed for each of the last three financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services (in CAN$)	2012	2011	2010
Other consultations	8,185	3,293	1,650
Other expenses	8,960	9,265	9,916

IX. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is involved in two (2) legal proceeding as of March 26, 2013:

  Against Sterling Oil & Gas Corporation (“Sterling”), who was the propane supplier for the Island Gold Mine. Richmont Mines is suing Sterling for an approximate amount of CAN$156,000. The Corporation presented its claim in front of the Superior Court of Justice of Ontario, for a breach of contract which occurred on July 30, 2010. In response to this claim, Sterling is countersuing Richmont Mines for an approximate amount of CAN$365 million, mainly related to the installation and rental of Sterling equipment. Management is of the opinion that the basis of Sterling’s countersuit is unfounded. The trial is expected to be held in June 2013.

  Against 6676162 Canada Inc., which filed legal procedures in the Court of Quebec in June 2010 for a claim of CAN$450,000. A decision was rendered on November 29, 2010. The request was rejected due to the fact that 6676162 Canada Inc. was not represented by counsel at the outset which is counter to the requirements of the Code of Civil Procedure. A new application to institute proceedings was filed on February 23, 2011. Richmont transferred the case to arbitrators as stipulated in the contract. The parties have chosen arbitration before three arbitrators. Both Richmont and 6676162 Canada Inc. have each chosen one arbitrator. The third arbitrator will be selected by the first two.

As at March 26, 2013, Richmont Mines is not aware of any other legal proceedings involving the Corporation.

X. REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the common shares of the Corporation is Computershare Trust Corporation of Canada Inc., located at 1500 University Street, Suite 700, Montréal, Quebec H3A 3S8.

XI. MATERIAL CONTRACTS

On June 29, 2007, Richmont Mines sold its East Amphi property and related surface equipment to Osisko Exploration Ltd.

In November 2007, Richmont Mines entered into an agreement with LKA International Inc. (“LKA”) which granted the Corporation an option to earn a 50% joint-venture interest in LKA’s Golden Wonder Mine. In December 2007, Richmont Mines exercised its option. In October 2008, Richmont Mines announced the termination of its option to proceed with the joint venture agreement.

These contracts were filed on April 15, 2008, under the Corporation’s profile on the SEDAR web site at www.sedar.com.

In June 2010, Richmont Mines entered into an underwriting agreement with a syndicate of underwriters co-led by Desjardins Securities Inc and CIBC World Markets Inc. and including Dundee Securities Corporation and National Bank Financial Inc. (the “Underwriters”) to sell common shares of Richmont Mines at a price of CAN$5,00 per share. The 3,300,000 Common Shares issued by Richmont Mines include 300,000 Common Shares issued upon the exercise in part by the underwriters of an over-allotment option. The agreement was filed on SEDAR on June 2, 2010.

In October 2011, Richmont completed a private placement of 980,500 common shares at CAN$10.50 per share with the Fonds de solidarité FTQ and the Fonds régional de solidarité Abitibi-Témiscamingue, s.e.c. (collectively, the “Subscribers”), for a total cash consideration of CAN$10.3 million. In addition, the private placement entitled the Subscribers to 245,125 warrants to purchase additional Richmont common shares at an exercise price of CAN$13.00 per common share before December 31, 2012.

On February 1st, 2012, Richmont Mines completed a CAN$10 million private placement with Mr. Bob Buchan and two members of his immediate family in the form of convertible debentures. The debentures which had a 5 year maturity with a 7.6% annual interest rate were convertible into Richmont common shares at a conversion price of CAN$12.17 per share at the option of the holders at any time following the date of issuance. On September 24, 2012, Richmont Mines announced the immediate retirement of these debentures held by Mr. Bob Buchan and two members of his immediate family.

These contracts were filed on May 7, 2012, under the Corporation’s profile on the SEDAR web site at www.sedar.com.

On September 26, 2012, Richmont Mines Inc. completed a non-brokered private placement with four institutional funds, through which the Corporation issued 5.97 million common shares at CAN$4.35 per share for, a total cash consideration of CAN$26 million. Some Directors and officers subscribed to the private placement for an amount representing less than 2% of the private placement.

That contract was filed on March 5, 2013, under the Corporation’s profile on the SEDAR web site at www.sedar.com.

XII. EXPERTS’ INTERESTS

Raymond Chabot Grant Thornton LLP has advised Richmont Mines that it is independent of Richmont Mines within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants.

Mr. Jessy Thelland, Mr. François Chabot, Mr. Daniel Vachon, Mr. Raynald Vincent, Mr. Christian Pichette, Mr. Marc-André Lavergne, Mr. Pierre Rivard and Mr. Daniel Adam, employees of Richmont Mines and each a “qualified person” within the meaning of Regulation 43-101, have not received any direct or indirect interest in the property of Richmont Mines or of any associate or affiliate of Richmont Mines. As at the date hereof, to the best of the knowledge of management each of the aforementioned individuals beneficially own, directly or indirectly, less than 1% of the securities of Richmont Mines.

XIII. ADDITIONAL INFORMATION

Additional information regarding the Corporation may be obtained under the Corporation’s profile on the SEDAR web site at www.sedar.com and on the Corporation’s web site at www.richmont-mines.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Corporation’s financial statements and management’s discussion & analysis for the year ended December 31, 2012.

SCHEDULE A

AUDIT COMMITTEE CHARTER

RICHMONT MINES INC

The Audit Committee of Richmont Mines Inc. (the “Corporation”) is a standing committee of the Board of Directors whose primary function is to carry out a detailed and thorough review of audit matters, to be responsible for the oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Corporation (including resolution of disagreements between management and the auditor regarding financial reporting), to consider and approve related party transactions and to offer the Corporation’s auditors, shareholders and employees a direct link to the non-executive directors. This Committee will assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the internal control structure, the audit process, and adherence to applicable laws and regulations. In carrying out its duties, the Committee will apply reasonable materiality standards to all matters under review.

The Audit Committee shall be comprised of three directors as determined by the Board, each of whom shall be unrelated directors, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All members of the Audit Committee shall be financially literate and have a working familiarity with basic finance and accounting practices. At least one member of the Committee shall have accounting or related financial management expertise. The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a statement of cash flows. The definition of “accounting or related financial management expertise” is the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chairman is elected by the full Board, the members of the Committee shall designate a Chairman by a majority vote of the full Committee membership.

The Committee shall meet at least quarterly. No meeting shall be held unless a quorum of members is present. A majority of the members shall constitute quorum. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The meetings may be in person or by telephone.

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The resources of the Corporation shall be available to the Committee to carry out its duties and, if need be, the Committee may (at the Corporation’s cost) take external professional advice and invite outsiders with relevant experience to attend if necessary.

Audit Committee Mandate

1.

The Committee shall recommend to the Board the engagement and retention of the external auditors, evaluate the auditors’ performance and qualifications and be directly responsible for the oversight of their work. The Committee will also periodically consider the independence of the auditors, including an annual review of any non-audit services provided and related fees received. This evaluation and review should include the evaluation and review of the lead partner of the auditing firm including such partner’s regular rotation as required by law. In making its evaluations, the Audit Committee should take into account the opinions of management and especially the personnel responsible for its internal financial control, and shall present its conclusions to the Board.

2.

The Committee shall pre-approve all permissible non-audit services and all audit, review or other engagements, and advise the Board on compensation, fees and terms for such services provided by the auditors. The Committee shall establish policies and procedures as warranted for the pre-approval of services by the auditors and review such proposed services on a periodic basis. The Audit Committee shall also consider whether the auditor’s performance of permissible non-audit services is compatible with the auditor’s independence. The Audit Committee shall also review with the auditor any written statement from the auditor concerning any relationships between the auditor and the Corporation or any other relationships that may adversely affect the independence of the auditor.

3.

The Committee shall discuss with the auditors, in July of each year before the annual audit commences, the nature, scope and timing of the audit and ensure coordination if more than one audit firm is involved.

4.

The Committee shall inquire of management, the auditors, the Executive Vice-President and Chief Financial Officer, the Financial Director and the Chief Executive Officer about significant risks or exposures to loss or liability facing the Corporation and inquire as to the steps management has taken to minimize such risks.

5.

The Committee shall consider, in consultation with the auditors, the Executive Vice-President and Chief Financial Officer and the Financial Director the scope and budget of the annual audit to ensure completeness of coverage, reduction in redundant efforts, and the effective use of audit resources.

6.

With respect to the annual external audit of the Corporation, the Committee shall review with the Executive Vice-President and Chief Financial Officer, the Financial Director, management and the auditors:

a)

the Corporation’s annual financial statements and accompanying notes and the auditors’ report thereon, including the Corporation’s specific disclosures under related “Management Discussion and Analysis” in its report and on Form 20-F, and in all other comparable disclosures required under the Corporation’s public filings, related press releases, the adequacy of the Corporation’s internal controls including management’s evaluation of and report on the Corporation’s disclosure controls and procedures and internal controls, any significant recommendations the auditors and management may offer to improve disclosure controls and procedures and internal controls, major judgmental areas, and significant adjustments resulting from the audit;

b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves;

c)

any difficulties or disputes with management encountered by the auditors during the course of the audit, including any restrictions on the scope of the auditors’ work or access to required information and any instances of second opinions sought by management;

d)	management letters to the auditors;

e)	other matters related to the conduct of the audit, including the adequacy of the Corporation’s internal controls and any significant findings during the year and management’s responses thereto;

f)	review any material related party transactions; and

g)	review the performance of the Corporation’s internal accounting department and provide a direct line of communication between that department, the auditors and the Board of Directors.

7.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the financial statements in the Corporation’s Annual Report, in Form 20-F, and in other related public filing documents that require approval of the Board of Directors including press releases.

8.

With respect to the unaudited quarterly reports of the Corporation, the Committee shall consider and review with management, the Executive Vice-President and Chief Financial Officer and the Financial Director:

a)

the Corporation’s quarterly financial statements and accompanying notes, including the Corporation’s specific disclosures under related “Management Discussion and Analysis” in its report and in all other comparable disclosures required under the Corporation’s public filings, related press releases, the adequacy of the Corporation’s internal controls including management’s evaluation of and report on the Corporation’s disclosure controls and procedures and internal controls, any significant recommendations management may offer to improve disclosure controls and procedures and internal controls, and major judgmental areas;

b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves; and

c)	review any material related party transactions.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the unaudited quarterly statements in the quarterly reports and in other related public filing documents that require approval of the Board of Directors including press releases.

9.

The Committee shall consider with management and the auditors the possible impact of any pending changes in accounting standards or Regulations or any significant changes in the Corporation’s accounting policies.

10.

The Committee shall meet as needed with the Corporation’s legal advisor to review legal and regulatory matters, including any material pending legal proceedings involving the Corporation and any reports received from regulators that may have a material impact on the Corporation’s financial statements, environmental compliance and financial liabilities or reserves.

11.

The Committee shall meet periodically with the auditors in separate executive sessions, without any member of senior management present, to discuss any matters that they or the Committee believe should be discussed privately with the Committee.

12.

The Committee shall report its actions to the Board of Directors with such recommendations as the Committee may deem appropriate. Minutes will be taken for each Committee meeting which will be approved at its next meeting.

13.

The Committee shall review with the Executive Vice-President and Chief Financial Officer, the Financial Director, legal advisors, and the auditors, as appropriate, the results of their review of the Corporation’s Code of Ethics for Financial Reporting Individuals and other internal policies having application.

14.	The Committee shall, if appropriate, review any letter to be included in the Annual Report that describes the Committee's composition and responsibilities and how such were discharged.

15.	The Committee shall consult as required with the Corporation’s Compensation Committee with respect to compensation of the Chairman and senior executives.

16.	Other responsibilities of the Committee shall include:

a)	Reviewing and approving the Corporation’s hiring policy regarding employees and former employees of the present and former external auditor of the Corporation;

b)	reviewing the appointment and termination of the Executive Vice-President and Chief Financial Officer and the Financial Director;

c)

reviewing the adequacy of this Audit Committee Charter annually and evaluate the performance of the Audit Committee every two years, and recommend such changes in the Charter as the Audit Committee may determine from time to time are appropriate;

d)	orientation and training as needed for members of the Committee;

e)	reviewing with management and the auditors the potential risks facing the Corporation, the steps management is taking to mitigate such risks, and the adequacy of public disclosure of these risks; and

f)	receiving, considering and responding to complaints received by the Corporation regarding questionable accounting or auditing matters and internal accounting controls, and in that connection:

i)	providing for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters, or internal accounting controls;

ii)	if warranted, conducting investigations of management and others to determine the merits of any such concerns;

iii)	retaining independent counsel and other advisors if warranted to assist the Committee in connection with any such investigation;

iv)	making recommendations for any remedial action to be taken by the Corporation, if warranted, to correct any questionable accounting or auditing matter; and

v)

if material, recommending the disclosure both to the public and to appropriate regulatory agencies of the results of any such investigation and any remedial action to be taken by the Corporation in response thereto.

17.	The Committee shall perform such other duties and responsibilities as may be assigned to it from time to time by the Board.

18.	The Committee shall circulate approved minutes of its meetings to all members of the Board.

www.richmont-mines.com